Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

between

STEMCELL TECHNOLOGIES CANADA ACQUISITIONS INC.

and

SQZ BIOTECHNOLOGIES COMPANY

Dated December 21, 2023

SUMMARY OF CONTENTS

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 21, 2023, is by and between (i) STEMCELL Technologies Canada Acquisitions Inc., a British Columbia corporation (“Purchaser”), and (ii) SQZ Biotechnologies Company, a Delaware corporation (“Seller”). Purchaser and Seller are sometimes collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used herein and not otherwise defined have the meanings given to such terms in Annex A below.

WHEREAS, among other businesses, Seller is engaged in the business of developing cell therapies for patients with cancer and other serious medical conditions; and

WHEREAS, Purchaser and Seller desire to enter into this Agreement, pursuant to which Seller proposes to sell to Purchaser, and Purchaser proposes to purchase from Seller, certain of Seller’s assets and rights used in connection with its business.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and understandings herein contained, the receipt and sufficiency of which is acknowledged, the Parties agree as follows:

Article 1

Sale and Transfer of Assets; Purchase Price; Closing

Section 1.1 Transferred Assets

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller will sell, convey, assign, transfer and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Seller, free and clear of any Liens (other than Permitted Liens), all of Seller’s right, title and interest in the assets, properties and rights of Seller (other than any Excluded Asset), including in each case as of the Closing:

1.1.1

all fixed assets and items of machinery, equipment, including laboratory equipment, and all other tangible personal property of Seller, including the SQZ Platform and the Point-of-Care equipment, and all other tangible personal property of Seller set forth on Schedule 1.1.1 (the “Transferred Personal Property”);

1.1.2

that certain Amended and Restated Exclusive Patent License Agreement (the “MIT Agreement”), dated as of December 2, 2015, by and between the Massachusetts Institute of Technology (“MIT”) and Seller, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time; and, to the extent assignable in accordance with their terms without the consent of the counterparty, (i) all Contributor Intellectual Property Assignment Agreements, (ii) that certain Separation Agreement, dated as of January 13, 2023, by and between Seller and Jacquelyn Hansen and (iii) that certain Separation Agreement and Release, dated as of December 12, 2022, by and between Seller and Armon Sharei (collectively, with the MIT Agreement, the “Transferred Contracts”);

1.1.3

all Seller Technology including: (a) copies (in paper or electronic form) of the INDs, supported by and including copies evidencing such Government Authorizations issued to Seller by a Government Entity; (b) all Government Authorization applications and correspondence with Government Entities regarding any Government Authorization (including tracking files, meeting minutes and strategy materials); (c) all data, results and records of all studies, including the Laboratory Studies, Non-Clinical Studies and Clinical Studies, of Seller Products, including the HPV Studies, trial master files, drug master files and all other documents required to be kept by Applicable Law, all safety data and any GMP and GLP documentation for any Seller Product; and (d) all data or information, arising from development or manufacture of any Seller Product, including Software, design and engineering for the SQZ Platform, data included in the Government Authorizations and any applications therefore for any Seller Product, including design history files, technical files, drawings, designs, schematics, manufacturing information, validation documentation, quality documentation, research tools, laboratory notebooks, files and quality reports; and

1.1.4	the Transferred Intellectual Property (collectively, the “Transferred Assets”).

Section 1.2 Excluded Assets

Purchaser expressly acknowledges and agrees that the Transferred Assets will not include the Excluded Assets. “Excluded Assets” means each of the following assets as of the Closing:

1.2.1	the INDs;

1.2.2	any inventory of the SQZ Clinical Product(s) or SQZ Therapeutic Product(s), including raw materials and other supplies therefor;

1.2.3	all cells owned or controlled by Seller;

1.2.4	the animal-handling equipment;

1.2.5

all Contracts other than the Transferred Contracts, including (i) all consulting Contracts with the individuals set forth on Schedule 1.2.5, (ii) software licenses, and (iii) any Contract primarily related to or entered into in connection with the Clinical Studies (other than for the avoidance of doubt, the MIT Agreement);

1.2.6	any refund of Seller Taxes or other Excluded Liability, any other Tax assets of Seller and Tax assets arising out of the Transferred Assets in any Pre-Closing Tax Period;

1.2.7	all cash and cash equivalents, securities, negotiable instruments, accounts receivable, notes and other amounts receivable;

1.2.8	all bank accounts;

1.2.9	all insurance policies and all rights, claims, credits or causes of action thereunder;

1.2.10	all real property;

1.2.11	furniture, office equipment, lap-top computers and supplies; and

1.2.12	all board minutes, minute books, stock registers, organizational documents, financial records and corporate records.

Section 1.3 Liabilities

1.3.1	Assumed Liabilities

At the Closing, Seller will assign and delegate to Purchaser, and Purchaser will assume and agree to pay, perform or discharge, or cause to be paid, performed or discharged, when due, the Liabilities of Seller arising after the Effective Time (a) out of or in connection with the Transferred Assets, and the use thereof, and (b) all Liabilities and obligations for Taxes in respect of the Transferred Assets, other than (i) Liability to the extent arising out of or relating to a breach by Seller of a Transferred Contract which occurred prior to the Effective Time or (ii) any obligation required by any Transferred Contract to be performed prior to the Effective Time (collectively, the “Assumed Liabilities”). Purchaser shall assume any Liabilities, fees or costs relating to the consent relating to, or arising out of, the transfer, conveyance, assumption, novation or assignment of the Transferred Assets (including, but not limited to, shipping, relocation and storage fees of the Transferred Assets pursuant to the transactions contemplated by this Agreement).

1.3.2	Excluded Liabilities

No Liabilities and obligations of Seller or its Affiliates, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), will be assumed by Purchaser. The Excluded Liabilities will remain the sole responsibility of and will be retained, paid, performed and discharged solely by Seller. For the avoidance of doubt, the Excluded Liabilities will expressly include (a) all Liabilities arising before the Effective Time out of the Transferred Assets and the use thereof, (b) all Liabilities for Taxes of Seller and Tax Liabilities arising out of the Transferred Assets in any Pre-Closing Tax Period, (c) all Liabilities related to Seller’s employees, including any Liabilities under any Employee Plan, and (d) all Liabilities related to Seller’s wind down of its HPV Studies.

Section 1.4 Purchase Price Allocation

The Purchase Price (together with any liabilities properly taken into account under the Code) will be allocated among the Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, in accordance with the methodology set forth on Schedule 1.4 (the “Allocation Methodology”) prior to Closing. The Parties agree that any Tax Returns (including IRS Form 8594) will be prepared and filed consistently with the agreed upon Allocation Methodology, unless otherwise required by applicable Law.

Article 2

Closing

Section 2.1 The Closing

The closing of the purchase and sale of the Transferred Assets and the transfer and assumption of the Assumed Liabilities and the transactions relating thereto (the “Closing”) will take place remotely, via the exchange of documents and signatures, on the second Business Day after the day on which the conditions precedent set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as Seller and Purchaser may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The effective time of the Closing is 12:01 a.m., Eastern time, on the Closing Date (the “Effective Time”).

Section 2.2 Seller Deliveries

At the Closing, Seller shall take the following actions (or cause such actions to be taken):

2.2.1	deliver to Purchaser a bill of sale, assignment and assumption agreement (the “Bill of Sale”), executed by Seller;

2.2.2	deliver to Purchaser assignments of all of the Transferred Intellectual Property (the “IP Assignments”), executed by Seller;

2.2.3	deliver to Purchaser an executed amendment to the MIT Agreement, substantially in the form attached hereto as Exhibit A (the “MIT Amendment”) duly executed by Seller and MIT;

2.2.4	deliver to Purchaser evidence of notice to MIT of the assignment of the MIT Agreement, as required by Section 10 thereunder;

2.2.5	deliver to Purchaser an executed assignment of the MIT Agreement, substantially in the form attached hereto as Exhibit B (the “MIT Assignment and Assumption Agreement”);

2.2.6	subject to Section 5.6, deliver to Purchaser possession or control of the Transferred Personal Property and the Seller Technology in Seller’s possession or control;

2.2.7	deliver to Purchaser the certificate contemplated by Section 6.2.3;

2.2.8	deliver to Purchaser an IRS Form W-9 executed by Seller;

2.2.9

deliver to Purchaser a list of all actions that, to the Knowledge of Seller, must be taken within 60 days after the Closing Date with respect to maintaining any of the Seller Registered Intellectual Property; and

2.2.10

deliver to Purchaser such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Purchaser, as may be required to give effect to this Agreement.

Section 2.3 Purchaser Deliveries

At the Closing, Purchaser shall take the following actions (or cause such actions to be taken):

2.3.1	pay an amount equal to the Purchase Price to Seller, by wire transfer of immediately available funds to such account as is designated by Seller in writing;

2.3.2	deliver to Seller the Bill of Sale, executed by Purchaser;

2.3.3	deliver to Seller the IP Assignments, executed by Purchaser;

2.3.4	deliver to Seller the MIT Assignment and Assumption Agreement, duly executed by Purchaser;

2.3.5	deliver to Seller the certificate contemplated by Section 6.3.3; and

2.3.6

deliver to Seller such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be required to give effect to this Agreement.

Article 3

Representations and Warranties of Seller

As a material inducement to Purchaser to enter into this Agreement and the Transaction, except as set forth on the disclosure schedules to this Agreement and delivered by Seller to Purchaser (the “Disclosure Schedules”), Seller hereby represents and warrants, as of the date of this Agreement and as of the Effective Time, to Purchaser as follows:

Section 3.1 Organization and Qualification

Seller is a corporation duly organized, validly existing and in good standing under the Applicable Laws of the State of Delaware. Seller possesses all requisite company power and authority necessary to own, use and operate the Transferred Assets, to perform all its obligations under the MIT Agreement and to carry on Seller’s Business as now conducted.

Section 3.2 Power and Authority; Enforceability

Seller has all requisite corporate power and authority to enter into and consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party. Other than the Shareholder Approval required by Section 5.11, the execution and delivery of the Transaction Documents by Seller to which it is a party and the consummation of the transactions contemplated by the Transaction Documents to which Seller is a party have been duly authorized by all necessary company and other action on the part of Seller. This Agreement has been duly executed and delivered by Seller and each of the other Transaction Documents to which Seller is a party have been duly executed and delivered by Seller, and such Transaction Documents constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except to the extent that (a) their enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Applicable Laws, now or hereafter in effect, affecting the enforcement of creditor’s rights generally, and (b) the availability of equitable remedies is subject to the discretion of the court before which any such proceeding may be brought (the “Enforceability Exceptions”).

Section 3.3 No Conflict

Neither the execution and delivery of this Agreement by Seller or of any Transaction Documents to which it is a party, nor the performance of the provisions hereof and thereof to be performed by Seller, nor consummation by Seller of the transactions contemplated by this Agreement or such Transaction Documents will (a) violate or conflict with Seller’s Organizational Documents; (b) violate or conflict with any Applicable Law or Order that is material and applicable to Seller or the Transferred Assets; (c) following the delivery of the notice and assumption of obligations as part of the Transaction required pursuant to the MIT Agreement, violate or conflict with or result in a breach of any of the terms or conditions of, or constitute a default under, any mortgage, note, bond, indenture, agreement, license or other instrument or obligation to which the Transferred Assets may be bound or affected or (d) result in the imposition or creation of any Lien upon, or with respect to, any of the Transferred Assets. Except as set forth in Section 3.3 of the Disclosure Schedules, no consent, approval, Order or notification, declaration or filing with any Person, including any Government Entity (except for the filing with the SEC of the Proxy Statement and the actions described in Section 5.11 including the satisfaction of any comments of the SEC or its staff regarding the Proxy Statement), is required in connection with the execution, delivery or performance of this Agreement or the Transaction Documents by Seller or the consummation by Seller of the transactions contemplated herein or therein.

Section 3.4 Financial Statements

Seller has made available to Purchaser: (a) audited consolidated balance sheets of Seller as at December 31, 2022 (the “Balance Sheet Date”), and the related audited consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the fiscal years ended on such dates, including the notes thereto, together with the report thereon of Seller’s independent public accountants, and (b) an unaudited consolidated balance sheet (the “Interim Balance Sheet”) of Seller and its subsidiaries as at September 30, 2023 (the “Interim Balance Sheet Date”), and the related unaudited consolidated statements of income, changes in shareholders’ equity, and cash flows for the nine months then ended (collectively, the “Financial Statements”). The Financial Statements: (i) fairly present in all material respects the consolidated financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Seller as at the respective dates of, and for the periods referred to in, the Financial Statements and such financial statements, and (ii) were prepared in accordance with GAAP, subject, in the case of the unaudited Financial Statements, to normal recurring year-end adjustments (none of which are, individually or in the aggregate, expected to be material to Seller, taken as a whole, in nature or amount) and the absence of notes (that, if presented, would not differ materially from those included in the Financial Statements).

Section 3.5 Title to Transferred Assets

Seller owns good and transferable title to all Transferred Assets, free and clear of any Liens, other than Permitted Liens. Such Transferred Assets have been maintained in accordance with normal industry practice, are in an operating condition and repair (subject to normal wear and tear), are in the possession and control of Seller. To the Knowledge of Seller, no Transferred Asset is subject to any pending Proceeding or outstanding Order that restricts the use, transfer or licensing thereof or that may affect the validity, use or enforceability of any of the Transferred Assets or any rights or remedies relating thereto.

Section 3.6 No Undisclosed Liabilities

Except for matters otherwise addressed in this Article 3, Seller has no Liability of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved against in the Interim Balance Sheet, (ii) incurred in the ordinary course of business, or (iii) as would not reasonably be expected to, individually or in the aggregate, be material to Seller’s ownership or use of the Transferred Assets (taken as a whole).

Section 3.7 Taxes

3.7.1	Filed Tax Returns and Tax Payments

3.7.1.1

Seller has filed or caused to be filed on a timely basis (taking into account any extensions of time for such filings) all Tax Returns that were required to be filed by Seller with respect to the Transferred Assets pursuant to Applicable Laws. All such Tax Returns are complete and correct in all material respects. Except as set forth in Section 3.7 of the Disclosure Schedules, Seller is not currently the beneficiary of any extension of time within which to file any such Tax Return, and such extensions of time were applied for in the Ordinary Course of Business.

3.7.1.2

Seller has paid, or made provision for the payment of, all Taxes that have become due with respect to the Transferred Assets, except such Taxes, if any, that are set forth in Section 3.7 of the Disclosure Schedules and that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been provided in the Interim Balance Sheet.

3.7.1.3

No claim has ever been made in writing by any Government Entity in a jurisdiction where Seller does not file Tax Returns with respect to the Transferred Assets that the Seller is subject to taxation by that jurisdiction with respect to the Transferred Assets.

3.7.1.4	All deficiencies asserted, or assessments made, with respect to the Transferred Assets against Seller as a result of any examinations by any taxing authority have been fully paid.

3.7.2	Audited or Closed Tax Years

3.7.2.1

There are no pending or threatened in writing audits, investigations, disputes, notices of deficiency, claims or other Proceedings relating to Taxes with respect to the Transferred Assets, nor has Seller agreed to any extension of time or waived any statute of limitations with respect thereto.

3.7.2.2	Except as set forth in Section 3.7 of the Disclosure Schedules, no Lien for Taxes exists with respect to any Transferred Assets, except statutory Liens for Taxes not yet due and payable.

3.7.3	Miscellaneous

3.7.3.1	Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

3.7.3.2	Seller has not participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b).

3.7.3.3

None of the Transferred Assets is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

Section 3.8 Compliance With Applicable Laws; Government Authorizations

3.8.1	Except as set forth in Section 3.8 of the Disclosure Schedules:

3.8.1.1

except as would not reasonably be expected to, individually or in the aggregate, be material to Seller’s ownership or use of the Transferred Assets (taken as a whole), since January 1, 2020, Seller has been in compliance with each Applicable Law that is or was applicable to it or the conduct of Seller’s Business or the ownership or use of the Transferred Assets;

3.8.1.2

Seller has not received any written notice or, to the Knowledge of Seller, oral communication from any Government Entity regarding any actual or alleged violation of, or failure to comply with, any Applicable Law affecting the Transferred Assets or Assumed Liabilities; and

3.8.1.3

to the Knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) could constitute or result in a material violation by Seller of, or a material failure on the part of Seller to comply with, any Applicable Law affecting the Transferred Assets or Assumed Liabilities.

3.8.2

Section 3.8 of the Disclosure Schedules lists each IND held by Seller in relation to the HPV Studies. Each IND listed in Section 3.8 of the Disclosure Schedules is valid and in full force and effect. Except as set forth in Section 3.8 of the Disclosure Schedules, since January 1, 2020:

3.8.2.1	Seller has been in material compliance with each such IND listed in Section 3.8 of the Disclosure Schedules; and

3.8.2.2

Seller has not received any written notice or, to the Knowledge of Seller, oral communication from any Government Entity regarding (A) any actual or alleged violation of, or failure to comply with, any IND, or (B) any actual, or proposed revocation, suspension, cancellation, termination, or material modification of any IND.

Section 3.9 Applicable Health Laws

Except as set out in Section 3.9 of the Disclosure Schedules:

3.9.1	the HPV Studies are the only Clinical Studies performed by or on behalf of Seller;

3.9.2	except pursuant to the HPV Studies, no SQZ Therapeutic Product or third party product produced using a SQZ Platform has been administered to humans or the subject of a Clinical Study;

3.9.3

Except as would not reasonably be expected to, individually or in the aggregate, be material to Seller’s ownership or use of the Transferred Assets (taken as a whole), Seller: (A) is and, since January 1, 2020, has been in compliance with all Applicable Health Laws and the requirements of the FDA with respect to the manufacture and use of Seller Products, the manufacture of any third party product produced using a SQZ Platform, Seller’s Laboratory Studies, Non-Clinical Studies and the HPV Studies; (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other written correspondence or notice from the FDA or any other Government Entity alleging or asserting material noncompliance with any Applicable Health Laws or any Government Authorizations required by any such Applicable Health Laws; (C) possesses all material Government Authorizations necessary for the use of the Transferred Assets and Assumed Liabilities and the performance of the HPV Studies and such Government Authorizations are valid and in full force and effect and Seller is not in material violation of any term of any such Government Authorizations; (D) has not received notice of any Proceeding or other action from the FDA or any other Government Entity alleging that any Seller Product, Seller Service, or any operation or activity by Seller or to the Knowledge of Seller, on behalf of Seller in relation to the Transferred Assets is in material violation of any Applicable Health Laws or Government Authorizations and Seller has no Knowledge that the FDA or any Government Entity is considering any such a Proceeding; (E) has not received written notice that the FDA or any Government Entity has taken, is taking or intends to take action to limit, suspend, materially modify or revoke any material Government Authorizations and has no Knowledge that the FDA or any Government Entity is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Health Laws or Government Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission);

3.9.4

the Laboratory Studies, Non-Clinical Studies, and HPV Studies conducted by or on behalf of Seller were and, if still ongoing, are being conducted in all material respects in accordance with all applicable Government Authorizations and Applicable Health Laws; and

3.9.5

Seller and, to the Knowledge of Seller, its Representatives, before or during their employment with Seller or providing services to Seller, is and are not and have not been debarred, excluded or suspended from any federal healthcare program (as defined in 42 U.S.C. § 1320a-7b(f)) or any other government healthcare program or human clinical research, including under 21 U.S.C. § 335a or any similar Applicable Law. Neither Seller nor, to the Knowledge of Seller, its Representatives is or are subject to or have notice of a Proceeding that could reasonably be expected to result in debarment, suspension, or exclusion.

Section 3.10 Proceedings

There are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller, at law or in equity, with respect to the Transferred Assets or Assumed Liabilities, or that challenge or seek to prevent, delay, impose limitations or conditions on, or otherwise interfere with, this Agreement or any transactions contemplated by this Agreement.

Section 3.11 MIT Agreement

Except as would not reasonably be expected to result in material liability to the Transferred Assets (taken as a whole), the MIT Agreement is in full force and effect and constitutes a legal, valid, binding agreement of Seller, subject to the Enforceability Exceptions. Except as would not reasonably be expected to result in material liability to the Transferred Assets (taken as a whole), Seller has performed in all material respects all obligations required to be performed by it as of the date hereof under the MIT Agreement, and there have not been and are no material defaults by Seller, or, to the Knowledge of Seller, by the counterparties to the MIT Agreement. No event has occurred (or failed to occur) that, with the passing of time or the giving of notice or both, would constitute a material default by Seller, or, to the Knowledge of Seller, by the counterparties to the MIT Agreement. A copy of the MIT Agreement (including all modifications, amendments and supplements thereto and waivers thereunder) has been made available to Purchaser. To the Knowledge of Seller, there are no material disputes pending or threatened under the MIT Agreement.

Section 3.12 Employees and Consultants

Except as set forth on Section 3.12 of the Disclosure Schedules. to the Knowledge of Seller, no employee, independent contractor or consultant of Seller is in material violation of: (i) any term of any employment, independent contractor or consulting agreement between Seller and such employee, independent contractor or consultant or (ii) any term of any other any restrictive covenant relating to the right of any such consultant to render services to Seller or to use Trade Secrets or proprietary information of others. To the Knowledge of Seller, the engagement of any consultant by Seller does not subject it to any Liability to any Third Party. There are no performance improvement or disciplinary actions contemplated or pending against any of the individuals performing work for or on behalf of Seller.

Section 3.13 Intellectual Property

3.13.1	Seller Intellectual Property Rights

3.13.1.1

Disclosure of Certain Intellectual Property. Section 3.13.1.1 of the Disclosure Schedules sets forth a list of all Net Names owned by Seller (including the expiration date) and Seller Registered Intellectual Property, grouped by Patents and Trademarks, setting forth for each of the foregoing, as applicable, the current owner, title, application number, filing date and jurisdiction, and registration number for each item of such Seller Registered Intellectual Property.

3.13.1.2

Enforceability; No Challenges. Except as set forth on Section 3.13.1.2 of the Disclosure Schedules, to the Knowledge of Seller, (a) each registration of Seller Registered Intellectual Property is subsisting; (b) each item of Seller Registered Intellectual Property that has been issued, registered or granted has been determined by the relevant Registration Office to be valid and subsisting, and (c) all applications for Seller Registered Intellectual Property, if allowed or granted, has been determined by the relevant Registration Office to be valid. Without limiting the foregoing, to the Knowledge of Seller, Seller has not taken any actions that would result in a Patent included in Seller Registered Intellectual Property being invalid (including any disclosure, publication or sale of the invention prior to an applicable ‘grace period’ under all relevant legislation and regulations governing the Patents) or unenforceable. To the Knowledge of Seller, with respect to each item of Seller Registered Intellectual Property, (i) all inventors of such Registered Intellectual Property are listed as inventors on applications filed for such Registered Intellectual Property and (ii) all. All inventors listed on such Registered Intellectual Property have executed and delivered to Seller a written agreement regarding the protection of proprietary information and the irrevocable present assignment to Seller of all right, title, and interest in such Registered Intellectual Property to Seller. In the past three years, Seller has not received written notice of any challenge to the validity, enforceability or ownership of any Seller Registered Intellectual Property.

3.13.1.3

Proper Filing. All Seller Registered Intellectual Property has been applied for or registered in the name of Seller. With respect to each item of Seller Registered Intellectual Property, all legal and agents fees for services and related expenses incurred due to be made or paid as of the date of this Agreement have been timely paid in full, and all necessary documents (including responses to office actions and other correspondence from a Registration Office) and certificates, due before the date of this Agreement, have been timely filed with all relevant Registration Offices for the purposes of maintaining such Intellectual Property, in each case in accordance with Applicable Law and to avoid loss or abandonment thereof. Section 3.13.1.3 of the Disclosure Schedules is a list of all actions, dated as of the date on the Disclosure Schedule, that, to the Knowledge of Seller, must be taken within 60 days after the date hereof: (i) with respect to any of the Seller Registered Intellectual Property; and (ii) with respect to any Seller Licensed Intellectual Property that is Registered Intellectual Property and in respect of which Seller manages or participates in the prosecution of such Seller Licensed Intellectual Property; in each case including payment of any filing, examination, registration, maintenance, renewal and other fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, preserving or renewing such Intellectual Property to avoid loss or abandonment thereof, in each case in accordance with Applicable Law.

3.13.1.4

Trademarks. Seller has not registered with a Registration Office any Copyrights. With respect to all Trademarks included in Seller Registered Intellectual Property, to the Knowledge of Seller, each such item has not lapsed, expired or been abandoned and has not been revoked, cancelled or rejected by any Registration Office. With respect to such Trademarks, Seller has taken all commercially reasonable measures and precautions necessary to protect, control and maintain such Trademarks and the full value of and goodwill associated with such Trademarks.

3.13.1.5

Patents. To the Knowledge of Seller, with respect to all Patents included in Seller Registered Intellectual Property and all Patents that have been filed or registered with a Registration Office, (A) such Patents have been prosecuted in good faith and (B) Seller and its patent counsel have complied with their duty of candor and disclosure to all Registration Offices with respect to such Patents and have made no misrepresentations in connection with the prosecution or maintenance of such Patents.

3.13.1.6

Trade Secrets. Seller has taken all commercially reasonable measures and precautions necessary to protect and maintain the confidentiality and value of all Trade Secrets included in Seller Owned Intellectual Property and to avoid the misappropriation of Trade Secrets owned by others.

3.13.2	Ownership of and Right to Use Seller Intellectual Property; No Liens

3.13.2.1

Except as set forth on Section 3.13.2.1 of the Disclosures Schedules, Seller is the sole and exclusive owner of all right, title and interests in and to all Seller Registered Intellectual Property, free and clear of all Liens, other than Permitted Liens. Seller has not transferred ownership of, or except as specifically identified in Section 3.13.2.1 of the Disclosure Schedules, granted any exclusive license with respect to, any Seller Registered Intellectual Property to any Person, and Seller has not permitted the rights of Seller in any Seller Registered Intellectual Property to enter into the public domain.

3.13.2.2	Seller has the right to use the Seller Licensed Intellectual Property.

3.13.3	Agreements Related to Seller Intellectual Property

3.13.3.1

Disclosure of Outbound Licenses. Except as set forth the in Section 3.13.3.1 of the Disclosure Schedules, Seller has not granted and is not required to grant to any Person any right under or license (expressly, by implication, by estoppel or otherwise), any covenant not to assert or sue or other immunity from suit under or any other rights, to any current or future Seller Intellectual Property, or where Seller has undertaken or assumed any obligation not to assert any current or future Seller Intellectual Property against any Person prior to asserting any Seller Intellectual Property against any other Person or any obligation to exhaust remedies as to any Seller Intellectual Property against one or more Persons prior to seeking remedies against any other Person.

3.13.3.2	Disclosure of Inbound Licenses. Section 3.13.3.2 of the Disclosure Schedules lists all Contracts for Seller Licensed Intellectual Property material to the Transferred Assets.

3.13.4

No Joint Ownership in Seller Intellectual Property. Except as disclosed in Section 3.13.4 of the Disclosure Schedules, Seller does not jointly own any right, title or interest with any other Person of any Seller Owned Intellectual Property.

3.13.5

No Infringement by Other Persons. Except as set forth in Section 3.13.5 of the Disclosure Schedules, to the Knowledge of Seller, no Seller Owned Intellectual Property or Seller Licensed Intellectual Property that is exclusively licensed to Seller is currently being, or since January 1, 2020 has, infringed, misappropriated or violated by any operation or conduct of any Person.

3.13.6

No Infringement by Seller. To the Knowledge of Seller, the use of the Transferred Assets and Assumed Liabilities, including the making, using, offering for sale, selling, distributing and/or importing of Seller Products and the performance of Seller Services has not since January 1, 2020, and does not currently violate, infringe (including contributory infringement and inducement to infringe) or misappropriate the Intellectual Property of any Third Party. Since January 1, 2020, Seller has not received any written notification, that Seller Business violates, infringes (including contributory infringement and inducement to infringe) or misappropriates any Third Party’s Intellectual Property. Seller has not obtained any non-infringement, freedom to operate, clearances or invalidity opinions from counsel (inside or outside counsel) regarding Seller Business or any Seller Product or Seller Service.

3.13.7

Employee and Contractor Agreements. Except as set forth in Section 3.13.7 of the Disclosure Schedules, to the Knowledge of Seller, all current and former employees, consultants and independent contractors of Seller who are or were materially involved in the creation or development of any Seller Owned Intellectual Property (any such Person, a “Contributor”) have executed and delivered to Seller a written agreement regarding the confidentiality of proprietary information and the irrevocable present assignment to Seller of all right, title, and interest such in Seller Owned Intellectual Property (each, a “Contributor Intellectual Property Assignment Agreement”). Each such agreement is substantially consistent with to the forms of invention assignment, employment, independent contractor, consulting services and/or other written agreements, as applicable, previously made available by Seller to Purchaser. Except as disclosed in Section 3.13.7 of the Disclosure Schedules, to the Knowledge of Seller, no current or former employee, consultant or independent contractor is in violation of any term of any such agreement, or any other agreement relating to the relationship of any such employee, consultant or independent contractor with Seller.

3.13.8

No Government Funding. To the Knowledge of Seller, no funding, facilities, resources or personnel of any Government Entity was used in connection with the development or creation, in whole or in part, of any Seller Owned Intellectual Property such that there is an automatic license to any Government Entity of any Seller Owned Intellectual Property, any obligation to report utilization of any Seller Owned Intellectual Property or an obligation to manufacture such Seller Owned Intellectual Property in the United States of America.

3.13.9

No Limits on Purchaser’s Rights. Other than pursuant to the MIT Agreement, the execution or performance of this Agreement contemplated hereby, or the consummation of the transactions contemplated by this Agreement, will not cause: (i) Seller to grant to any other Person any right to or with respect to any Seller Intellectual Property, (ii) Seller to be bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses, or (iii) Seller to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property of any Person in excess of those payable by Seller in the absence of this Agreement or the transactions contemplated hereby.

Section 3.14 Seller’s Brokers or Finders

Except as disclosed in Section 3.14 of the Disclosure Schedules, Seller has not incurred and will not incur any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

Section 3.15 No Other Representations and Warranties

Except as expressly set forth in this Article 3:

3.15.1

neither Seller nor any other person makes any representations or warranties, whether express, implied or statutory, with respect to the Transferred Assets or the Assumed Liabilities or the probable success or profitability of the Transferred Assets or otherwise, including any implied warranties or merchantability, fitness for a particular purpose, including as to (a) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, (b) the operation of the Transferred Assets by Purchaser after the Closing or (c) the probable success or profitability of the Transferred Assets after the Closing.

3.15.2

Seller hereby disclaims all Liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, advice, information, documents, projections, forecasts or other material made available to Purchaser or its Affiliates or representatives) in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the Agreement, the Transaction Documents or any of the other transactions contemplated hereby and thereby.

Article 4

Representations and Warranties of Purchaser

As a material inducement to Seller to enter into this Agreement and consummate the Transaction, Purchaser hereby represents and warrants, as of the date of this Agreement and as of the Effective Time, to Seller as follows:

Section 4.1 Organization

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the province of British Columbia. Purchaser possesses all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Power and Authority; Enforceability

Purchaser has all requisite corporate power and authority to enter into and consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party. The execution and delivery of the Transaction Documents by Purchaser to which it is a party and the consummation of the transactions contemplated by the Transaction Documents to which Purchaser is a party have been duly authorized by all necessary company and other action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and each of the other Transaction Documents to which Purchaser is a party have been duly executed and delivered by Purchaser, and such Transaction Documents constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 4.3 No Conflict

Neither the execution and delivery of this Agreement by Purchaser or of any Transaction Documents to which it is a party, nor the performance of the provisions hereof and thereof to be performed by Purchaser, nor consummation by Purchaser of the transactions contemplated by this Agreement or such Transaction Documents will (a) conflict with or violate any provision of Purchaser’s Organizational Documents; or (b) violate or conflict with any Applicable Law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court, government or governmental agency or instrumentality, domestic or foreign, that is applicable to Purchaser. With respect to Purchaser, no consent, approval, order or authorization of or from, or registration, notification, declaration or filing with any individual or entity, including any Government Entity, is required in connection with the execution, delivery or performance of this Agreement or the Transaction Documents by Purchaser or the consummation by Purchaser of the transactions contemplated herein or therein.

Section 4.4 Certain Proceedings

There are no Proceedings pending or to the Knowledge of Purchaser threatened against Purchaser, at law or in equity that challenge or seek to prevent, delay, impose limitations or conditions on, or otherwise interfere with, this Agreement or any transactions contemplated by this Agreement. To the Knowledge of Purchaser, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Proceeding.

Section 4.5 Purchaser’s Brokers or Finders

Purchaser has not incurred and will not incur any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

Section 4.6 Sufficiency of Funds

Purchaser has sufficient immediately available funds to pay the Purchase Price and to perform Purchaser’s other obligations under this Agreement and the Transaction Documents.

Section 4.7 No Other Representations and Warranties

Purchaser acknowledges and agrees that, other than the representations and warranties of Seller specifically contained in Article 3, there are no representations or warranties of Seller or any other person either expressed or implied with respect to the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby, individually or collectively. Purchaser together with and on behalf of its Affiliates and representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Purchaser, together with and on behalf of its Affiliates and representatives, acknowledges and agrees that Seller and its Affiliates specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

Section 4.8 Disclaimer

Except as expressly set forth in any representation or warranty in Article 3 and the indemnification obligations in respect thereof, Purchaser acknowledges and agrees that no Person shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) with respect to any representation, warranty or other statement, and no such Person is relying on any representation, warranty or other statement contained in any information, documents or materials made available or otherwise furnished to or for each of Purchaser, its Affiliates or respective representatives by Seller, any of its Affiliates, or any of their respective representatives, including any financial projections or other statements regarding future performance, any management presentation or confidential information memoranda regarding, among other things, the Transferred Assets or Assumed Liabilities provided to Purchaser, its Affiliates or respective representatives and any other information, documents or material, whether oral or written, made available to Purchaser, its Affiliates or representatives in any “data room”, presentation, “break-out” discussions, responses to questions submitted on behalf of Purchaser, its Affiliates or representatives or otherwise furnished to Purchaser, its Affiliates or representatives in any form in expectation of the transactions contemplated hereby.

Article 5

Covenants

Section 5.1 Access and Investigation

During the Pre-Closing Period, and upon reasonable notice from Purchaser, Seller shall use commercially reasonable best efforts to afford Purchaser and its Representatives (collectively, “Purchaser Group”) reasonable access, during regular business hours, to Seller’s employees (as of such date) and to the Transferred Assets. In addition, Purchaser shall have the right to have the Transferred Personal Property inspected by Purchaser Group, at Purchaser’s sole cost and expense in accordance with the practice and policies of any third parties in possession of the Transferred Personal Property.

Section 5.2 Preservation of the Transferred Assets

5.2.1

Subject in each case to Section 5.3, except (w) for matters set forth in Section 5.2 of the Disclosure Schedules, (x) as otherwise permitted or required by the terms of the Transaction Documents, or (y) as required by Applicable Law, in each case, during the Pre-Closing Period, Seller shall use commercially reasonable efforts to:

5.2.1.1	preserve the Transferred Assets in all material respects, and in any event, in a state of repair and condition that complies with Applicable Laws;

5.2.1.2	comply with all Applicable Laws applicable to Seller or the Transferred Assets and the terms of the MIT Agreement; and

5.2.2

Subject in each case to Section 5.3, in addition to (and without limiting the generality of) Section 5.2.1, except (v) as set forth in Section 5.2 of the Disclosure Schedules, (w) as otherwise permitted or required by the terms of the Transaction Documents, (x) as required by Applicable Law, or (y) for any actions or omissions taken (including the cessation or reduction of activities), or any plans, procedures and practices adopted (and compliance therewith), in connection with the mitigation (or attempted mitigation) of risks associated with COVID-19, in each case, during the Pre-Closing Period, Seller shall not do any of the following without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

5.2.2.1	mortgage, pledge or subject the Transferred Assets to any Liens (other than Permitted Liens);

5.2.2.2	terminate the MIT Agreement or any other Transferred Contract;

5.2.2.3	transfer or grant any rights or options in or to any of the Transferred Assets;

5.2.2.4	transfer or agree to transfer to any Third Party any rights under any licenses, sublicenses or other agreements with respect to any Transferred Intellectual Property;

5.2.2.5	fail to pay all payables and Taxes relating to the Transferred Assets as and when due and payable in the Ordinary Course of Business;

5.2.2.6

make, rescind or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, prepare any Tax Return in a manner inconsistent with past practices, file any Tax Return other than in the Ordinary Course of Business consistent with past practices or any amendment to a Tax Return other than as may be required by Applicable Law, fail to file, on a timely basis, including allowable extensions, with any Tax Authority, any Tax Return, failure to timely pay or remit (or cause to be timely paid or remitted) any Taxes due, enter into any closing agreement (including an advance Tax ruling and/or an advance pricing agreement), settle any claim or assessment in respect of Taxes, request a ruling with respect to Taxes, surrender any right to claim a refund, offset or other reduction in Tax, incur any material Tax liability outside the Ordinary Course of Business, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case, solely to the extent any such Taxes arise out of, or such Tax Return is filed with respect to, the Transferred Assets and such action would reasonably be expected to adversely affect the Transferred Assets after the Closing Date;

5.2.2.7

(A) initiate any litigation or arbitration actions against MIT or any counterparty to any other Transferred Contract or (B) make any claims or demands for breach against MIT or any counterparty to any other Transferred Contract, or threaten to take any such action;

5.2.2.8	initiate any litigation or arbitration actions against any Third Party with respect to any Transferred Intellectual Property, or threaten to take any such action; or

5.2.2.9	agree to take any of the actions specified in this Section 5.2.

Section 5.3 Winding Up

Notwithstanding Section 5.2, Purchaser acknowledges that Seller is in the process of winding up Seller’s business and is not currently operating in the ordinary course, nor will it in the Pre-Closing Period operate in the ordinary course of business. Purchaser further acknowledges and agrees that, during the Pre-Closing Period, without Purchaser’s prior written consent, Seller may take such actions that are reasonably necessary or desirable to (i) resolve outstanding Liabilities of Seller, (ii) terminate or modify any existing arrangement of any employee or consultant of Seller, or (iii) prepare to file a certificate of dissolution, or similar instrument, with the Secretary of State of the State of Delaware. Nothing in Section 5.2 or Section 8.1 shall require Seller to (A) enforce or threaten to enforce, defend, prosecute or monitor for infringement any Seller Intellectual Property; or (B) hire or retain any employee or contractor.

Section 5.4 Notice to Purchaser

During the Pre-Closing Period, Seller shall promptly provide notice to Purchaser of:

5.4.1

any occurrence that has caused any representation or warranty of Seller contained in Article 3 to be untrue or inaccurate in a manner that would cause the condition set forth in Section 6.2.1 not to be satisfied;

5.4.2

any occurrence that has caused any covenant of Seller in this Article 5 or any occurrence that could make the satisfaction of any condition in Article 6 not to be satisfied; provided, however, that no such notice will be deemed to have cured any breach of any covenant or affect any right or remedy under this Agreement;

5.4.3	receipt of any notice of, or other communication relating to, a default, or event which with notice or lapse of time or both would become a default, under the MIT Agreement;

5.4.4

receipt of any notice or other communication in writing from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (unless such consent has been obtained or is described in the Disclosure Schedules);

5.4.5	receipt of any notice or other communication from any Government Entity in connection with the Transaction;

5.4.6	the commencement of any Proceeding or, to the Knowledge of Seller, the threat of any Proceeding involving or affecting Seller or any of the Transferred Assets or Assumed Liabilities; or

5.4.7	the occurrence of any event that resulted in, or could reasonably be expected to result in, a Material Adverse Effect of Purchaser.

Section 5.5 Transfer Taxes

The Party required pursuant to Applicable Law to pay any stamp, transfer, documentary, sales, use, value added, registration, property, excise and other such Taxes and fees relating thereto (including any penalties, interest and additions to such Taxes) (collectively, “Transfer Taxes”) incurred in connection with this Agreement, all other agreements or instruments contemplated herein and the transactions contemplated hereby shall timely pay such Transfer Taxes in accordance with Applicable Law. Such Party shall timely pay such Transfer Taxes in accordance with Applicable Law and make all filings, returns, reports and forms as may be required to comply with the provisions of all applicable Tax Laws with respect to such Transfer Taxes. Purchaser and Seller agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Government Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax imposed in connection with the transactions contemplated hereby.

Section 5.6 Transfer of Books, Records and Transferred Personal Property

Seller shall take commercially reasonable efforts to deliver, or cause to be delivered, to Purchaser at Closing or as quickly thereafter as is practicable, all Records in the physical possession or control of Seller as of the Effective Time that form a part of the Transferred Assets and Assumed Liabilities and the Transferred Personal Property in the possession of third party contract manufacturers.

Section 5.7 Intellectual Property Prosecution and Licensing

5.7.1

Prosecution of Intellectual Property. During the Pre-Closing Period, Seller shall use commercially reasonable efforts to preserve the Seller Registered Intellectual Property, including by the filing, prosecution and maintenance of the Seller Registered Intellectual Property and defending or prosecuting office actions, prosecutions or interferences, and, if the Closing occurs, Purchaser shall reimburse Seller for all reasonable out-of-pocket costs and expenses incurred by Seller related thereto no earlier than 30 days following the Closing, and in any event, against an invoice delivered to the Purchaser in respect of same. Purchaser shall have no obligation to reimburse Seller for costs and expenses incurred by Seller related to such matters referred to in the preceding sentence if Seller fails to abandon or not take any further steps towards the filing, prosecution and maintenance of any particular Transferred Intellectual Property upon the request by Purchaser therefore.

5.7.2

Licensing of Intellectual Property. From and after the Closing, Seller shall use commercially reasonable efforts to withdraw the INDs and close out the HPV Studies. From and after the Closing and until the earlier of the date on which (a) the INDs are withdrawn and the HPV Studies are closed out; and (b) three years from the Closing, Purchaser hereby grants to Seller a non-exclusive license under the Transferred Intellectual Property to withdraw the INDs and close out the HPV Studies.

5.7.3

Use of Trademarks and Net Names. Purchaser shall permit Seller to use the Trademarks and Net Names included in the Seller Intellectual Property on a non-exclusive basis that were used by Seller or its Affiliates immediately prior to the Closing solely to the extent necessary to continue operations of Seller until completion of the wind-down of its organization and dissolution under Applicable Laws. Upon such dissolution, Seller shall cease using the Trademarks and Net Names included in the Seller Intellectual Property. Seller will comply with Purchaser’s reasonable requests for usage guidelines, quality control, and presentation of the Trademarks, and will not modify the Trademarks. This license is terminable by notice on material breach of Seller’s obligations in this Section 5.7.3.

Section 5.8 Non-Competition, Non-Solicitation, and Non-Disparagement

5.8.1	For a period of two years following the Closing Date:

5.8.1.1

Seller shall not, directly or indirectly, engage in, invest in, own, manage, operate, control, advise or, render services to any Person engaged in a Competing Business; provided, however, that any Seller may acquire or otherwise own less than 5% of the outstanding capital stock of a Person that is listed on any national securities exchange or which is registered under Section 12(g) of the Exchange Act.

5.8.1.2

Seller shall not, directly or indirectly, knowingly cause, induce, or attempt to cause or induce any Person that was, as of the Closing Date, a consultant or independent contractor of Seller to terminate such relationship.

5.8.2

Seller shall not make any public statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or defames Purchaser, the Seller Business, Seller Products or Seller Services.

5.8.3

Seller agrees that this Section 5.8, including the provisions relating to duration and scope, is reasonable and necessary to protect and preserve Purchaser’s legitimate business interests and the value of the Transferred Assets, and to prevent an unfair advantage from being conferred on Seller.

5.8.4

If any provision of this Section 5.8 would be held to be excessively broad as to duration, geographical area, scope, activity, or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by Applicable Laws.

Section 5.9 Further Assurances

Each Party agrees that at or for a reasonable period subsequent to the Closing, upon the written request of the other Party, it will promptly execute and deliver or cause to be promptly executed and delivered such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transaction, provided, however, that nothing herein shall restrict or otherwise prohibit the winding down of Seller’s business following the Closing.

Section 5.10 Acquisition Proposals

5.10.1

Solicitation or Negotiation. Seller agrees that, except as expressly permitted by this Section 5.10, it will not, and it will direct and use its commercially reasonable efforts to cause its Affiliates and Representatives not to:

5.10.1.1

initiate, solicit, knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or continue to do any of the foregoing;

5.10.1.2

engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, except to notify such Person of the existence of this Section 5.10; or

5.10.1.3	approve, support, adopt, endorse or recommend or enter into any agreements or other instruments (whether binding or not binding) any Acquisition Proposal or any Contract with respect thereto.

5.10.2

Ceasing Discussions. Seller will and will direct and use its commercially reasonable efforts to cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Third Parties conducted heretofore with respect to, or that could lead to, any Acquisition Proposal.

5.10.3

Response to Acquisition Proposals. Notwithstanding anything in the foregoing to the contrary, prior to, but not after, the date and time at which the Shareholder Approval is obtained (“End Date”), if Seller or its Representatives receive a bona fide written Acquisition Proposal that did not result from a breach of this Section 5.10, Seller and its Representatives may (i) after having complied with Section 5.10.6, provide information in response to a request therefor by the Person who has made such Acquisition Proposal but only if Seller receives from the Person so requesting such information an executed confidentiality agreement on terms no less restrictive in the aggregate to such Person than those contained herein and prior to or concurrently with disclosing any information to such Person or any of its Affiliates or Representatives in response to such Acquisition Proposal, Seller makes such information available to Purchaser (to the extent such information has not been previously made available to Purchaser); (ii) after having complied with Section 5.10.6, engage or participate in any discussions or negotiations with such Person; and (iii) after having complied with Section 5.10.4, approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (A) prior to taking any action described in clause (i) or (ii) above, the Seller Board determines in good faith after consultation with outside legal counsel that the failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under Applicable Law, (B) in each such case referred to in clause (i) or (ii) above, the Seller Board has determined in good faith based on the information then available and after consultation with outside legal counsel and Seller’s financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal, and (C) in the case referred to in clause (iii) above, the Seller Board determines in good faith (after consultation with outside legal counsel and Seller’s financial advisor) that such Acquisition Proposal is a Superior Proposal.

5.10.4	Change of Recommendation; Alternative Acquisition Agreement

5.10.4.1	The Seller Board and each committee of the Seller Board will not, directly or indirectly:

5.10.4.1.1

(1) except as expressly permitted by this Section 5.10, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Purchaser, the Seller Board Recommendation with respect to the transactions contemplated by this Agreement, or (2) approve, propose to approve, resolve to approve, recommend or otherwise declare advisable (publicly or otherwise), any Acquisition Proposal; or

5.10.4.1.2

except as expressly permitted by, and after compliance with, Section 10.5.1, cause or permit Seller to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other Contract (other than a confidentiality agreement referred to in Section 5.10.2 entered into in compliance with Section 5.10.2) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

5.10.4.2

Notwithstanding anything to the contrary set forth in this Agreement, the Seller Board may withhold, withdraw, qualify or modify the Seller Board Recommendation (a “Change of Recommendation”) prior to the End Date if the Seller Board determines in good faith based on information then available, after consultation with outside legal counsel and its financial advisor, that an Acquisition Proposal is a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with directors’ fiduciary duties under Applicable Law; provided, however, that Seller will not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 10.5.1 with respect to a Superior Proposal unless: (A) Seller notifies Purchaser in writing, 10 calendar days in advance, that it intends to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 10.5.1 with respect to a Superior Proposal, which notice will specify the reasons for such action and will specify the identity of the party who made such Superior Proposal and, in reasonable detail, all of the material terms and conditions of such Superior Proposal and attach the most current version of the agreement reflecting such terms and conditions; (B) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal, or taking any action pursuant to Section 10.5.1 with respect to a Superior Proposal, Seller will negotiate in good faith with Purchaser during such 10 calendar day period (to the extent that Purchaser desires to negotiate) to make such revisions to the terms of this Agreement or consider a possible alternative transaction with Purchaser so that the Acquisition Proposal that is the subject of the notice ceases to be a Superior Proposal; and (C) the Seller Board will have considered in good faith any changes to this Agreement offered in writing by Purchaser and will have determined in good faith (after consultation with its outside legal counsel and financial advisor) that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Purchaser were to be given effect; provided, that Seller will not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 10.5.1 with respect to a Superior Proposal, prior to the time that is 10 calendar days after it has provided the written notice required by clause (A) above; provided, further, that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, Seller will provide written notice of such modified Acquisition Proposal and will again comply with this Section 5.10.4, except that the deadline for such new written notice will be reduced to five calendar days (rather than the 10 calendar days otherwise contemplated by this Section 5.10.4) and the time Seller will be permitted to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 10.5.1 with respect to a Superior Proposal, will be reduced to the time that is five calendar days after it has provided such written notice (rather than the time that is 10 calendar days otherwise contemplated by this Section 5.10.4).

5.10.4.3	A Change of Recommendation may also be made at any time prior to the End Date if:

5.10.4.3.1

there shall occur or arise after the date of this Agreement and prior to the receipt of the Shareholder Approval a material and fundamental development or material and fundamental change in circumstances that relates to the Transferred Assets that does not relate to any Acquisition Proposal (any such material development or material change in circumstances unrelated to an Acquisition Proposal being referred to in this Agreement as an “Intervening Event”); provided, however, that in no event shall the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event;

5.10.4.3.2	Seller had no Knowledge of such Intervening Event as of the date of this Agreement and such Intervening Event was not reasonably foreseeable;

5.10.4.3.3

the Seller Board determines in good faith, after consultation with outside legal counsel, that, in light of such Intervening Event, the failure to make a Change of Recommendation, if this Agreement were not amended or an alternative transaction with Purchaser were not entered into, would be inconsistent with the directors’ fiduciary duties under Applicable Law;

5.10.4.3.4

a Change of Recommendation is not made at any time within the period of 10 calendar days after Purchaser receives written notice from Seller confirming that the Seller Board has determined that the failure to make a Change of Recommendation in light of such Intervening Event would be inconsistent with the directors’ fiduciary duties under Applicable Law (which notice specifies, in reasonable detail, the reasons for such action);

5.10.4.3.5

during such 10-calendar day period, if requested by Purchaser, Seller engages in good faith negotiations with Purchaser to amend this Agreement or enter into an alternative transaction with Purchaser so that the failure to make a Change of Recommendation in light of such Intervening Event would not be inconsistent with the directors’ fiduciary duties under Applicable Law; and

5.10.4.3.6

at the end of such 10 calendar day period, the Seller Board determines in good faith, after consultation with outside legal counsel, that the failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under Applicable Law in light of such Intervening Event (taking into account any written proposal submitted to Seller by Purchaser to amend this Agreement or enter into an alternative transaction with Purchaser as a result of the negotiations contemplated by Section 5.10.4.3.5).

5.10.5	Certain Permitted Disclosure; Standstills

5.10.5.1

Nothing in this Agreement shall prohibit Seller or the Seller Board from disclosing to Seller’s shareholders a position with respect to a tender offer by a Third Party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that unless such disclosure consists solely of a “stop, look and listen” communication containing only statements contemplated by Rule 14d-9(f) under the Exchange Act, Seller shall first comply with Section 5.10.4 and Section 5.10.6, to the extent applicable to such disclosure.

5.10.5.2

Seller shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided, however, at any time prior to the End Date, Seller may grant a waiver or release under any standstill agreement if the Seller Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. Seller shall provide written notice to Purchaser of any waiver or release of any standstill by Seller, including disclosure of the identities of the parties thereto and circumstances relating thereto. Except for the waiver or release of standstill as contemplated by this Section 5.10.5.2, Seller shall enforce, and shall not release or permit the release of any person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which Seller or any of its Affiliates is a party or under which Seller or any of its Affiliates has any rights. Seller shall not, and shall not permit any of its Representatives to, enter into any confidentiality or similar agreement subsequent to the date of this Agreement that prohibits Seller or any of its Affiliates from providing Purchaser the information specifically required to be provided to Purchaser pursuant to this Section 5.10.

5.10.6

Notice. Seller agrees that it will promptly (and, in any event, within 72 hours) notify Purchaser if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts) and thereafter will keep Purchaser informed on a current (and no less than daily basis) of the status of any such discussions or negotiations. In the event that any party modifies its Acquisition Proposal in any respect, Seller will notify Purchaser within 72 hours of receipt of such modification of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification). Seller agrees that it will not enter any confidentiality (or similar) agreement subsequent to the date of this Agreement that prohibits Seller from providing to Purchaser such material terms and conditions and other information. Seller will promptly (and in any event within 72 hours thereafter) notify Purchaser of the identity of any Person with which Seller enters into such a confidentiality (or similar) agreement.

Section 5.11 Proxy Statement; Special Meeting

5.11.1

As promptly as practicable after the date hereof Seller shall prepare and file with the SEC a preliminary proxy statement to be used in connection with the solicitation of proxies for use at the Shareholder Meeting (the “Proxy Statement”). Seller and Purchaser shall use commercially reasonable efforts to respond to any comments of the SEC and its staff, and Seller shall file a definitive Proxy Statement as soon as reasonably practicable following resolution of any SEC comments and mail to its shareholders the Proxy Statement and all other proxy materials for such Shareholder Meeting. Each of Seller and Purchaser shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. If necessary, in order to comply with applicable securities laws, after the Proxy Statement shall have been so mailed, Seller shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. Subject to

Section 5.10, the Seller Board shall recommend that the stockholders of Seller vote to authorize and approve the transactions contemplated by this Agreement (the “Seller Board Recommendation”) and shall include in the Proxy Statement such recommendation, subject to the other terms of this Agreement; provided, however, that the Seller Board may fail to make, or withdraw, modify or change such recommendation, and shall not be required to include such recommendation in the Proxy Statement, if it shall have made a Change of Recommendation.

5.11.2

Seller shall, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and Seller’s Organizational Documents, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) for the purpose of obtaining the Shareholder Approval and the other matters described in this Section 5.11.2 as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the Seller Board after consultation with Purchaser). Seller shall use commercially reasonable efforts to solicit from its shareholders proxies for the purposes of obtaining the Shareholder Approval and to obtain Shareholder Approval in accordance with the DGCL, Seller’s Organizational Documents and the Exchange Act. Seller shall, upon the reasonable request of Purchaser, advise Purchaser at least on a daily basis on each of the last five Business Days prior to the date of the Shareholder Meeting as to the aggregate tally of proxies received by Seller with respect to the Shareholder Approval. Without the prior written consent of Purchaser, the adoption of this Agreement and the transactions contemplated hereby and the anticipated dissolution of Seller shall be the only matters (other than procedural matters) that Seller shall propose to be acted on by the shareholders of Seller at the Shareholder Meeting.

5.11.3

Purchaser shall furnish all information concerning Purchaser as may be reasonably requested in connection with the preparation and filing with the SEC of the Proxy Statement so as to comply with Applicable Law. Purchaser and its counsel shall be given a reasonable opportunity to review and comment on the preliminary and definitive Proxy Statement before such document (or any amendment or supplement thereto) is filed with the SEC, and Seller shall consider in good faith in such document any comments reasonably and timely proposed by Purchaser and its counsel. Seller shall (i) as promptly as practicable after receipt thereof, provide Purchaser and its counsel with copies of any written comments, and advise Purchaser and its counsel of any comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Purchaser and its counsel a reasonable opportunity to review Seller’s proposed response to such comments, and (iii) consider for inclusion in Seller’s written response to such comments any input reasonably and timely proposed by Purchaser and its counsel. Purchaser hereby represents, covenants and agrees that none of the information to be supplied by or on behalf of Purchaser or any Affiliate thereof for inclusion or incorporation by reference in the Proxy Statement shall, at the date it is first mailed to the shareholders of Seller or at the time of the Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference therein to the extent based on information supplied by Seller in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.

Article 6

Closing Conditions

Section 6.1 Conditions to the Obligations of Each Party

The respective obligations of Purchaser and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by each of Purchaser and Seller of the following conditions:

6.1.1	No Injunction; No Legal Impediment

No temporary restraining order, preliminary or permanent injunction or other Order issued by any Government Entity of competent jurisdiction shall be in effect which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated herein on the terms contemplated herein, and no Applicable Law shall have been enacted or be deemed applicable to the transactions contemplated herein or in any of the Transaction Documents that makes illegal, or restrains, enjoins or otherwise prohibits, the consummation of the transactions contemplated herein or any of the transactions contemplated by the Transaction Documents.

6.1.2	Shareholder Approval

Seller shall have obtained the Shareholder Approval.

Section 6.2 Additional Conditions to Purchaser’s Obligations

The obligation of Purchaser to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

6.2.1

(i) the Seller Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and (ii) all other representations and warranties of Seller contained in Article 3 shall be true and correct (without giving effect to any materiality or “Material Adverse Effect” qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for inaccuracies of such other representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to result in a Material Adverse Effect;

6.2.2	Seller shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing; and

6.2.3

Purchaser shall have received a certificate of an authorized signatory of Seller, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2.1 and Section 6.2.2 applicable to such Party have been satisfied.

Section 6.3 Additional Conditions to Seller’s Obligations

The obligation of Seller to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part in its sole discretion):

6.3.1

the representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any materiality qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates would not materially interfere with, prevent, or materially delay the Closing;

6.3.2

Purchaser shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing; and

6.3.3

Seller shall have received a certificate of an authorized signatory of Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3.1 and Section 6.3.2 have been satisfied.

Section 6.4 Waiver of Closing Conditions

Upon the occurrence of the Closing, any condition set forth in this Article 6 that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article 7

Indemnification

Section 7.1 Survival

7.1.1

Subject to Section 10.1, all representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedules, the supplements to the Disclosure Schedules, and any certificate, document, or other writing delivered pursuant to this Agreement will survive the Closing and the consummation and performance of the Transactions.

7.1.2

No party shall be entitled to indemnification, payment, reimbursement, or other remedy for any Losses resulting from or relating to any inaccuracy in or breach of any representation or warranty in this Agreement if the party seeking indemnification for such Losses had Knowledge (in the case of Seller) or actual knowledge of Luba Metlitskaia or Sean Marshman (in the case of Purchaser) of such breach: (i) on or prior to the date of this Agreement, or, (ii) during the Pre-Closing Period, and in the case of clause (ii), such breach would have relieved Purchaser of its obligation to consummate the Transactions.

7.1.3

The waiver of any condition relating to any representation, warranty, covenant, or obligation will not affect the right to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation.

Section 7.2 Indemnification, Payment, and Reimbursement by Seller

Subject to the limitations set forth in this Article 7 and Section 10.1, Seller shall indemnify and hold harmless Purchaser and its Representatives (individually an “Purchaser Indemnified Person” and collectively, “Purchaser Indemnified Persons” and Purchaser Indemnified Persons and Seller Indemnified Persons are, when in such capacity, sometimes each referred to herein as, “Indemnified Persons”) from, and shall pay to Purchaser Indemnified Persons the amount of, or reimburse Purchaser Indemnified Persons for, any Loss that Purchaser Indemnified Persons or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

7.2.1	any breach of any representation or warranty made by Seller in this Agreement; and

7.2.2	any breach or non-fulfillment of any covenant or agreement of Seller set forth in this Agreement; and

7.2.3	the Excluded Assets and the Excluded Liabilities.

Section 7.3 Indemnification, Payment, and Reimbursement by Purchaser

Subject to the limitations set forth in this Article 7, Purchaser shall indemnify and hold harmless Seller and its Representatives(individually an “Seller Indemnified Person” and collectively, “Seller Indemnified Persons”) from, and shall pay to Seller Indemnified Persons the amount of, or reimburse Seller Indemnified Persons for, any Loss that Seller Indemnified Persons or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

7.3.1	any breach of any representation or warranty made by Purchaser in this Agreement;

7.3.2	any breach or non-fulfillment of any covenant or agreement of Purchaser set forth in this Agreement; and

7.3.3	any Assumed Liability.

Section 7.4 Materiality

Notwithstanding anything in this Agreement to the contrary, for purposes of the determination of the existence of, and amount of any Loss in connection with, a claim under this Article 7, all references in this Agreement and the Disclosure Schedules to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the parties hereto that for purposes of determining liability under this Section 7.4, such warranties of Seller shall be read as if such terms and phrases were not included therein; provided, however, that it is understood that all such qualifications and limitations shall be given effect with respect to when items must be listed or disclosed in the Disclosure Schedules.

Section 7.5 Time Limitations

If the Closing occurs, the Indemnifying Person shall have liability under Section 7.2.1 or Section 7.3.1 only if any Indemnified Person notifies the Indemnifying Person of a claim following the Closing, specifying the factual basis of the claim in reasonable detail to the extent known by the Indemnified Person on or before the end of the Survival Period.

Section 7.6 Certain Limitations on Amount

7.6.1	Deductible.

7.6.1.1

No Purchaser Indemnified Person shall be entitled to indemnification under Section 7.2 with respect to any claim for indemnification unless and until the aggregate amount of Losses incurred by the Purchaser Indemnified Persons, taken together, exceeds $250,000 (the “Deductible”), in which case, the Purchaser Indemnified Persons shall be entitled to indemnification in respect of the first dollar of losses and not only the portion of Losses that exceeds the Deductible (subject to all the other terms and conditions set forth herein). For clarity, the Deductible shall not apply to claims for breaches of Seller Fundamental Representations.

7.6.1.2

No Seller Indemnified Persons shall be entitled to indemnification under Section 7.3 with respect to any claim for indemnification unless and until the aggregate amount of Losses incurred by the Seller Indemnified Persons, taken together, exceeds the Deductible, in which case the Seller Indemnified Persons shall be entitled to indemnification in respect of the first dollar of Losses and not only the portion of Losses that exceeds the Deductible (subject to all the other terms and conditions set forth herein).

7.6.2	Cap.

7.6.2.1

The maximum aggregate amount of indemnifiable Losses payable by Seller under Section 7.2 in respect of all claims made thereunder shall not exceed $590,000 (the “Cap”); provided, however, that the maximum aggregate amount of indemnifiable Losses payable by Seller under Section 7.2 in respect of all claims with respect to breaches of any Seller Fundamental Representation shall not exceed the Purchase Price.

7.6.2.2	The maximum aggregate amount of indemnifiable Losses payable by Purchaser under Section 7.3 in respect of all claims made thereunder shall not exceed the Cap.

Section 7.7 Third-Party Claims

7.7.1

Promptly after receipt by an Indemnified Person of notice of the commencement of any Proceeding involving a Third Party (such Proceeding, a “Third Party Claim”), such Indemnified Person shall give to Seller or Purchaser, as applicable (each, an “Indemnifying Person”) written notice of such Third Party Claim (i) describing in reasonable detail in light of the circumstances then known to such Indemnified Person the nature of such claim, (ii) including a copy of all papers served with respect to such claims (to the extent in the possession of the Indemnified Person) and (iii) specifying the estimated amount of the Losses, if known (the “Third-Party Claim Notice”), provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this Article 7 except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

7.7.2

Except as provided in Section 7.7.3, the Indemnifying Person may elect to assume the defense of the Third-Party Claim with counsel satisfactory to the Indemnified Person by giving notice to the Indemnified Person of its election to assume the defense of the Third-Party Claim no later than 30 days after the Indemnified Person gives a Third-Party Claim Notice.

7.7.2.1	If the Indemnifying Person elects to assume the defense of a Third-Party Claim:

7.7.2.1.1

it shall diligently conduct the defense and, except in the case of fraud, bad faith, gross negligence or wilful misconduct, so long as it diligently conducts the defense, shall not be liable to the Indemnified Person for any Indemnified Person’s fees or expenses subsequently incurred in connection with the defense of the Third-Party Claim other than reasonable costs of investigation;

7.7.2.1.2

the election will conclusively establish for purposes of this Agreement that the Indemnified Person is entitled to relief from the Indemnifying Person under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third-Party Claim (subject to the provisions of Section 7.6);

7.7.2.1.3

no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (I) there is no finding or admission of any violation by the Indemnified Person of any Applicable Law or any rights of any Person, (II) the Indemnified Person receives a full release of and from any other claims that may be made against the Indemnified Person by the Third Party bringing the Third-Party Claim, and (III) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and

7.7.2.1.4	the Indemnifying Person shall have no Liability with respect to any compromise or settlement of such claims effected without its consent.

7.7.2.2

If the Indemnifying Person does not assume the defense of a Third-Party Claim in the manner and within the period provided in Section 7.7.2.1, or if the Indemnifying Person does not diligently conduct the defense of a Third-Party Claim, the Indemnified Person may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Person and the Indemnifying Person shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

7.7.3

The Indemnifying Person shall not be entitled to assume the defense of any Third-Party Claim if: (i) such Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or (ii) such Third-Party Claim seeks or involves an injunction, equitable or other relief against the Indemnified Person other than monetary damages for which it would be entitled to relief under this Agreement. Notwithstanding the foregoing, if the defendants in any such action include both the Indemnifying Person and the Indemnified Person, and the Indemnified Person reasonably in good faith shall have concluded that there may be a conflict between the positions of the Indemnifying Person and the Indemnified Person in conducting the defense of any such action or that there may be legal defenses available to it that are different from or additional to those available to the Indemnifying Person, then the Indemnified Person shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of the Indemnified Person, in which case the reasonable fees and expenses of such counsel shall be at the expense of the Indemnifying Person. In each of the circumstances set out in this Section 7.7.3, by notice to the Indemnifying Person, the Indemnified Person may assume the exclusive right to defend, compromise, or settle such Third-Party Claim.

7.7.4

Notwithstanding the provisions of Section 9.8, Indemnifying Person consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of determining any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein.

7.7.5	With respect to any Third-Party Claim subject to this Article 7:

7.7.5.1

any Indemnified Person and any Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceeding at all stages thereof where such Person is not represented by its own counsel; and

7.7.5.2

both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

7.7.6

In addition to Section 9.9, with respect to any Third-Party Claim subject to this Article 7, the parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that:

7.7.6.1

it shall use commercially reasonable efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with Applicable Law and rules of procedure); and

7.7.6.2

all communications between any party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

7.7.7

Any claim under this Article 7 for any matter involving a Third-Party Claim shall be indemnified, paid, or reimbursed promptly. If the Indemnified Person shall for any reason assume the defense of a Third-Party Claim, the Indemnifying Person shall reimburse the Indemnified Person on a monthly basis for the costs of investigation and the reasonable fees and expenses of counsel retained by the Indemnified Person.

Section 7.8 Other Claims

Following the Closing, an Indemnified Person wishing to assert a claim for indemnification under this Article 7 that does not involve a Third-Party Claim shall deliver a written notice (a “Claim Notice”), promptly upon becoming aware of such claim, to the Indemnifying Person, which shall (i) state in reasonable detail the circumstances giving rise to the Losses and the basis for such claim under this Agreement, (ii) specify the estimated amount of the Losses, if known, and (iii) make a request for any payment then believed due. The failure or delay of an Indemnified Person to provide a Claim Notice in accordance with this Section 7.8 shall not relieve the Indemnifying Person of its obligations to provide indemnification hereunder except (A) to the extent that the Indemnifying Person is prejudiced thereby or (B) if the Indemnified Person fails to notify the Indemnifying Person of such claim in accordance with this Section 7.8 prior to the expiration of the Survival Period. The Indemnifying Person may, within forty-five (45) days after receipt by such Indemnifying Person of a Claim Notice, dispute such claim by delivering to the Indemnified Person a written response thereof.

Section 7.9 Tax Effect of Indemnification Payments

All amounts received by Purchaser as indemnification pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the aggregate Purchase Price, unless otherwise required by Applicable Law.

Section 7.10 Indemnification Claims

7.10.1

To recover any Loss under the indemnification obligations set forth in Section 7.2 or Section 7.3, an Indemnified Person must deliver to the Indemnifying Person on or before a date no later than one (1) Business Day following the Survival Period a certificate signed by any authorized representative of the Indemnified Person (a “Claim Certificate”) stating that Loss exists with respect to the indemnification obligations set forth in Section 7.2 or Section 7.3, and specifying in reasonable detail (based on the information then known) the individual items of such Loss included in the amount so stated, and the misrepresentation, breach of warranty, covenant or claim to which such item is related, including the relevant Section of this Agreement.

7.10.2

The Indemnifying Person shall have a period of forty-five (45) days from and after delivery of any Claim Certificate to deliver to the Indemnified Person a response, in which the Indemnifying Person shall: (i) agree that the Indemnified Person is entitled to receive all of the requested Loss or (ii) dispute that the Indemnified Person is entitled to receive the requested Loss.

7.10.3

If the Indemnifying Person has not delivered a response before the expiration of the forty-five (45) day period referred to in Section 7.10.2 disputing any claim or claims made in the Claim Certificate, the Indemnified Person shall, subject to the provisions of this Article 7, be entitled to recover such Loss.

7.10.4

If the Indemnifying Person disputes any claim or claims made in any Claim Certificate, the Indemnified Person shall have forty-five (45) days to respond in a written statement to the objection of the Indemnifying Person. If after such forty-five (45) day period there remains a dispute as to any claims, the Indemnifying Person and the Indemnified Person shall attempt in good faith for forty-five (45) days to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Person and the Indemnified Person should so agree, a memorandum setting forth such agreement shall be prepared and signed by Indemnifying Person and the Indemnified Person.

Section 7.11 Resolution of Conflicts

If no agreement can be reached after good faith negotiation between the parties pursuant to Section 7.10.3, either Purchaser or Seller may initiate legal action to resolve such dispute. The resulting decision as to the validity and amount of any claim in such Claim Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in this Article 7, the Parties shall be entitled to act in accordance with such decision.

Section 7.12 Exclusive Remedy

After the Closing, the sole and exclusive remedy for any and all claims, Losses or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby, other than fraud, shall be the rights of indemnification set forth in this Article 7 only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Applicable Law. This Section 7.12 will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a party’s right to seek equitable remedies (including specific performance or injunctive relief).

Article 8

Additional Covenants

Section 8.1 Cooperation and Proceedings; Access to Records

Subject in each case to Section 5.3:

8.1.1

After the Closing, Seller shall cooperate with Purchaser and its counsel and shall use commercially reasonable best efforts, at Purchaser’s sole cost and expense, to cause its employees and contractors to be available to Purchaser in connection with the institution or defense of any Proceeding, whether existing, threatened, or anticipated, involving or relating to the Transactions, Purchaser, or Seller, including providing testimony, Records, and other information.

8.1.2

Seller and Purchaser will make available to the other any Records in the non-requesting party’s custody or control for the purpose of preparing any financial statement. The party requesting such Records will reimburse the non-requesting party for the reasonable out-of-pocket costs and expenses incurred by the non-requesting party. The non-requesting party will afford access to such Records during normal business hours, upon reasonable advance notice given by the requesting party, and subject to such reasonable limitations as the non-requesting party may impose to delete competitively sensitive or privileged information.

Section 8.2 Tax Matters

8.2.1

Straddle Periods. In the case of any Taxes relating to a Tax period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) in the case of real property Taxes, personal property Taxes and similar ad valorem Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of all other Taxes, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.

8.2.2

Cooperation. Purchaser and Seller shall cooperate to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return relating to the Transferred Assets, and the defense of any Tax Proceeding, claim, audit, litigation or other Proceeding with respect to Taxes relating to the Transferred Assets. Purchaser and Seller agree to abide by all record retention requirements of, or record retention agreements entered into with, any Tax Authority with respect to the Transferred Assets. Such cooperation shall include the retention and, upon a Party’s reasonable request, the provision of records and information that are reasonably relevant to any such tax proceeding and access to employees and representatives on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Article 9

Miscellaneous

Section 9.1 Fees and Expenses

Each Party shall be responsible for all costs and expenses incurred by it and its Affiliates in connection with the negotiation, preparation and entry into this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 9.2 Remedies

Except as expressly provided in this Agreement, any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of or failure to perform or observe any provision of this Agreement and to exercise all other rights granted by Applicable Law. Except as expressly provided in this Agreement, all such rights and remedies will be cumulative and non-exclusive and may be exercised singularly or concurrently. The Parties acknowledge that any breach of or failure to perform or observe this Agreement may cause substantial irreparable harm to the other Party. Therefore, this Agreement may be enforced in equity without posting any bond or other undertaking by specific performance, temporary restraining order and/or injunction. The rights to such equitable remedies will be in addition to all other rights or remedies that a Party may have under this Agreement or under Applicable Law.

Section 9.3 Waiver and Amendment

This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by Seller and Purchaser. Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.4 Successors and Assigns

Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any Party hereto without the prior written consent of Purchaser and Seller and any attempted assignment without such prior written consent shall be void. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 9.5 Severability

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance is held to be prohibited by, illegal or unenforceable under Applicable Law or rule in any respect by a court of competent jurisdiction, such provision will be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held to be prohibited by, illegal or unenforceable under Applicable Law or rule in any respect by a court of competent jurisdiction, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.6 Headings; Counterparts

The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement. This Agreement may be executed in counterparts (including by means of facsimile or other electronic transmission, including .pdf, DocuSign or similar format), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same agreement.

Section 9.7 Entire Agreement

This Agreement (including the Disclosure Schedules and the exhibits, schedules and annexes hereto and thereto) and the agreements and documents referred to herein, including the Transaction Documents, contain the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

Section 9.8 Governing Law; Forum; Waiver of Jury

All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement, the Transaction Documents, and the Disclosure Schedules and Exhibits, hereto and thereto, including the construction, interpretation and other matters arising out of or in connection herewith or therewith, and whether arising in contract, tort, equity or otherwise, will be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Applicable Laws of any jurisdiction other than the State of Delaware. Any judicial proceeding brought with respect to this Agreement or the Transaction Documents must be brought in any court of competent jurisdiction in the State of Delaware, and, by execution and delivery of this Agreement, each Party (a) accepts, generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, and (b) irrevocably and unconditionally waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum. Nothing in this Section 9.8, however, shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF.

Section 9.9 Confidentiality

9.9.1

It is understood by the Parties hereto that the information, documents, and instruments delivered to Purchaser by Seller and its agents, and the information, documents, and instruments delivered to Seller by Purchaser and its agents are of a confidential and proprietary nature. Each of the Parties agrees that prior to the Closing it will maintain the confidentiality of all such confidential information, documents, or instruments delivered to it by the other Party hereto or their agents in connection with the negotiation of this Agreement or in compliance with the terms, conditions, and covenants hereof and will only disclose such information, documents, and instruments to its respective Representatives and applicable Government Entities in connection with any required notification or application for approval or exemption therefrom. Each of the Parties hereto further agrees that if the transactions contemplated hereby are not consummated, it will return all such documents and instruments and all copies thereof in its possession to the other Party to this Agreement upon written request.

9.9.2

Seller acknowledges that the success of transactions contemplated under this Agreement after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Seller or its Affiliates, agents and Representatives, that the preservation of the confidentiality of such information by Seller is an essential premise of the bargain between Seller and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 9.9. Accordingly, Seller hereby agrees that it will not, and it will cause its Affiliates, agents and Representatives not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Purchaser, disclose or use any confidential or proprietary information involving or relating to the Transferred Assets; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 9.9 will not prohibit any retention of copies of records or disclosure (i) required by any Applicable Law so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement.

9.9.3

Each of the Parties recognizes that any breach of this Section 9.9 would result in irreparable harm to the other Party to this Agreement and its Affiliates and that therefore either Seller or Purchaser shall be entitled to an injunction to prohibit any such breach or anticipated breach, without the necessity of posting a bond, cash, or otherwise, in addition to all of its other legal and equitable remedies. Nothing in this Section 9.9, however, shall prohibit the use of such confidential information, documents, or information for such governmental filings as in the opinion of Seller’s counsel or Purchaser’s counsel are required by Applicable Law, including, for the avoidance of doubt, any filings or related disclosures required by the SEC or any other Government Entity to be made by Seller in connection with the execution of this Agreement or in the Seller’s Ordinary Course of Business.

9.9.4

If Seller becomes compelled in any Proceeding to make any disclosure that is prohibited by this Section 9.9, Seller shall, to the extent legally permissible, provide Purchaser with prompt notice of such compulsion so that Purchaser may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 9.9.4. In the absence of a protective order or other remedy, Seller may disclose that portion (and only that portion) of the confidential information that, based upon the opinion of Seller’s counsel, Seller is legally compelled to disclose; provided, however, that Seller shall use commercially reasonable efforts to obtain written assurance that any Person to whom any confidential information is so disclosed shall accord confidential treatment to such confidential information.

9.9.5

Nothing in this Section 9.9 will diminish the protections and benefits under Applicable Laws to which any Trade Secret relating to the Transferred Assets is entitled. If any information that Seller asserts to be a Trade Secret under Applicable Laws is found by a court of competent jurisdiction not to be such a Trade Secret, such information will nonetheless be considered confidential information of Seller for purposes of this Section 9.9.

Section 9.10 Public Announcements

So long as this Agreement is in effect, no Party, nor any of its Affiliates or any of its or its Affiliates’ respective Representatives shall issue or cause the publication of any press release or other public announcement relating to this Agreement, any Transaction Document or the Transaction (whether before or after the Closing) or make publicly available this Agreement or any Transaction Document (whether before or after the Closing) without the prior written consent of Purchaser (which shall not be unreasonably withheld, delayed or conditioned), except as required by Applicable Law or by applicable rules of the SEC or any stock exchange on which Seller lists or trades securities (in which case the disclosing Person shall, to the extent practicable and permissible under such Applicable Law or applicable rules of the SEC or such stock exchange, (i) advise Purchaser in writing before making such disclosure, (ii) allow Purchaser reasonable time to review and comment, and (iii) consider in good faith Purchaser’s comments); provided, however, that each Party and their respective Affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by either Party or its Affiliates in compliance with this Section 9.10; provided, further, that Seller’s obligations regarding any communications regarding an Acquisition Proposal or Change of Recommendation shall be governed by Section 5.10 and not this Section 9.10.

Section 9.11 Construction

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each Party has received advice from its own attorney. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, as amended from time to time, unless the context requires otherwise.

9.11.1

Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement.

9.11.2	The captions, titles, headings, recitals and table of contents, included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation.

9.11.3

This Agreement does not, and is not intended to, confer any rights or remedies in favor of any Person other than the Parties, except as may be specifically set forth in other provisions of this Agreement.

9.11.4

The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.

9.11.5

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.

9.11.6

Any reference to any legal term or concept customarily used in the jurisdiction of the State of Delaware shall, in respect of any jurisdictions other than the State of Delaware, be construed as a reference to the nearest equivalent term or concept in such jurisdiction.

9.11.7

Any statement in this Agreement to the effect that any information, document or other material has been “made available” to Purchaser or any of its representatives refer to documents (i) posted to the data room maintained by Seller or its Representatives in connection with the Transaction, (ii) delivered in person or electronically to Purchaser or any of its Representatives or (iii) that are publicly made available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, no later than 11:59 p.m. Eastern time on the date prior to the date hereof.

9.11.8	Any reference in this Agreement to wire transfers or other payments requires payment in United States dollars unless some other currency is expressly stated in that reference.

9.11.9

Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

9.11.10

The information set forth in the Disclosure Schedules shall be deemed to provide, or otherwise qualify, the information contemplated by the representations and warranties of Seller set forth in the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement if and to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of this Agreement. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to either Party, has resulted in or would result in a material adverse effect with respect to Purchaser or a Material Adverse Effect with respect to Seller, or is outside the Ordinary Course of Business with respect to Purchaser or Seller.

Section 9.12 Notices

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when sent my email if during normal working hours at the recipient’s local time on a Business Day and, if sent outside of these times, at the start of business in the recipient’s local time on the next Business Day (provided, that the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient), or (c) on the next Business Day on which the same has been delivered prepaid to a reputable national overnight air courier service. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

To Seller:

SQZ Biotechnologies Company

PO Box 5515

Wayland, MA 01778

Attention: Howard Bernstein

Email: howard.bernstein@sqzbiotech.com

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

200 Clarendon Street

Boston, MA 02116

Attention: Peter N. Handrinos; Zachary Judd

Email: peter.handrinos@lw.com; zachary.judd@lw.com

If to Purchaser, to:

STEMCELL Technologies Canada Acquisitions Inc.

1618 Station Street

Vancouver, BC V6A 1B6

Canada

Attention: Luba Metlitskaia, Senior Vice President, Business Development and Licensing; and Sean Marshman, CFO

Email: luba.metlitskaia@stemcell.com; sean.marshman@stemcell.com with a copy (which shall not constitute notice) to:

Farris LLP

25th Floor – 700 W. Georgia St.

Vancouver, British Columbia V7Y 1B3

Attention: James P. Hatton, K.C.

Email: jhatton@farris.com

Article 10

Termination

Section 10.1 Termination of Obligations

Notwithstanding anything else in this Agreement to the contrary, the indemnification obligations set forth in Section 7.2 with respect to the representations, warranties, covenants and agreements of Seller contained in this Agreement shall, except in the case of fraud, terminate immediately upon Seller’s filing of a certificate of dissolution, or similar instrument, with the Secretary of State of the State of Delaware; provided, that, Seller will not file a certificate of dissolution or similar instrument with the Secretary of State of the State of Delaware or take any other equivalent action to dissolve its existence until the earlier of: (i) immediately following the Effective Time and (ii) the Outside Date. For clarity, nothing in the foregoing shall limit Seller’s right to prepare for a vote on the anticipated dissolution of Seller at the Shareholder Meeting. For the avoidance of doubt, nothing herein shall restrict or otherwise prohibit the winding down or dissolution of Seller’s business following the Closing Date.

Section 10.2 Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Seller and Purchaser.

Section 10.3 Termination by Either Purchaser or Seller

This Agreement may be terminated at any time prior to the Closing Date by either Seller or Purchaser if:

10.3.1

the Closing shall not have occurred by 5:00 p.m. Eastern Time on April 30, 2024 (the “Outside Date”); provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 10.3.1 if such Party is in breach of any of its obligations hereunder and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party set forth in Article 5 prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date;

10.3.2

there shall be in effect a final, non-appealable order of a Government Entity having competent jurisdiction over the business of Seller permanently enjoining or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 10.3.2 if such Party is in breach of any of its obligations hereunder and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party set forth in Article 5 prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; or

10.3.3

the Shareholder Meeting shall have been held and completed and the Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Shareholder Meeting (or any adjournment or postponement thereof at which such vote was taken).

Section 10.4 Termination by Purchaser

This Agreement may be terminated at any time prior to the Closing Date by written notice of Purchaser to Seller if:

10.4.1

(i) Purchaser is not in material breach of any of its obligations hereunder and (ii) Seller is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) 30 Business Days after the giving of written notice by Purchaser to Seller and (y) two Business Days prior to the Outside Date; or

10.4.2

the Seller Board (i) shall have made a Change of Recommendation; (ii) fails to include the Seller Board Recommendation in the Proxy Statement; (iii) shall have failed to reaffirm its approval or recommendation of this Agreement and the sale of the Transferred Assets and Assumed Liabilities as promptly as reasonably practicable (but in any event within 10 Business Days after receipt of any written request to do so from Purchaser) at any time following the public disclosure of an Acquisition Proposal; or (iv) prior to 10 Business Days after the commencement of a tender or exchange offer for outstanding equity securities of Seller that has been publicly disclosed (other than by Purchaser or an Affiliate of Purchaser), shall fail to recommend against a tender offer or exchange offer.

Section 10.5 Termination by Seller

This Agreement may be terminated at any time prior to the Closing Date by written notice of Seller to Purchaser if:

10.5.1

(i) Seller is not in material breach of any of its obligations hereunder and (ii) Purchaser is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) 30 Business Days after the giving of written notice by Seller to Purchaser and (y) two Business Days prior to the Outside Date; or

10.5.2

at any time prior to the End Date, if (i) Seller has not breached any of the terms of Section 5.10 and (ii) Seller has complied with the terms of Section 5.10.4.2 and, following the three Business Day period (or shorter period) provided for therein and after consideration of any change to this Agreement proposed in negotiations with Purchaser and during such period, the Seller Board authorizes Seller, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal.

Section 10.6 Procedure and Effect of Termination

10.6.1

In the event of termination and abandonment by Seller or Purchaser, or both, pursuant to Section 10.2, written notice thereof specifying the relevant provision under which termination is made shall be given to the other Party.

10.6.2

In the event that this Agreement is validly terminated in accordance with this Article 10, then each of the Parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Parties; provided, however, that subject to the terms of this Section 10.6.2, (a) no such termination shall (i) restrict the availability of specific performance, if any, set forth in Section 9.2 with respect to surviving obligations that are to be performed following such termination or (ii) relieve any Party from liability for damages resulting from any breach and (b) the provisions of Article 9 and Article 10 shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms. In addition to the foregoing, no termination of this Agreement in accordance with this Article 10 shall relieve either Party of its obligations under Section 9.9.

10.6.3

In the event that this Agreement is terminated by (i) Seller pursuant to Section 10.5.2 or (ii) by Purchaser pursuant to Section 10.4.2, Seller shall pay to Purchaser a fee equal to $360,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated by Purchaser in writing. The Termination Fee shall be paid promptly, but in no event later than five Business Days after the date of receipt by Seller of such wiring instructions. Receipt of the Termination Fee shall be Purchaser’s sole and exclusive remedy against Seller for accepting a Superior Proposal.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase Agreement on the date first written above.

SELLER SQZ BIOTECHNOLOGIES COMPANY /s/ Howard Bernstein By: Howard Bernstein, MD, Ph.D. Its: Interim Chief Executive Officer

PURCHASER STEMCELL TECHNOLOGIES CANADA ACQUISITIONS INC. /s/ Sean Marshman By: Sean Marshman Its: Chief Financial Officer

Signature Page to Asset Purchase Agreement

Annex A

Definitions

For the purposes hereof, the following terms have the meanings set forth below:

“Acquisition Proposal” means any inquiry, offer or proposal, or any indication of interest in making an offer or proposal made by a Person or group, relating to (i) a single transaction or series of related transactions, which is or are structured to permit such Person or group to acquire beneficial ownership of 20% or more of the Transferred Assets, (ii) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Seller, (iii) any acquisition, in a single transaction or series of related transactions, of beneficial ownership of 20% or more of the total voting power or of any class of equity securities of Seller, or 20% or more of the consolidated total assets of Seller, in each case other than the transactions contemplated by this Agreement or (iv) any tender offer or exchange offer in which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding equity securities of Seller; provided, however, that in no event shall any inquiry, offer or proposal, indication of interest or other action described in this definition constitute an Acquisition Proposal to the extent it (x) relates primarily or exclusively to a sale or other disposition or acquisition solely of any of the Excluded Assets, (y) results in holders of Common Stock immediately prior to the transaction having the same proportionate ownership of securities after the transaction, including any reorganization, recapitalization, spin-off, merger or scheme of arrangement, or (z) specifically contemplates the transactions contemplated by this Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Allocation Methodology” shall have the meaning set forth in Section 1.4.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.10.4.1.2.

“Applicable Health Law” means any Applicable Law pertaining to the safety, efficacy and quality of medical, biotechnology, diagnostic and similar products by regulating the research, development, manufacturing and distribution of these products, including Applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports, including the Federal Food, Drug, and Cosmetic Act (United States), including the rules and regulations promulgated thereunder.

“Applicable Law” means any applicable United States or foreign statute, law, ordinance, regulation, rule, code, Order, guideline or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Government Entity, including any Government Authorization.

“Assumed Liabilities” shall have the meaning set forth in Section 1.3.1.

“Balance Sheet Date” shall have the meaning set forth in Section 3.4.

“Bill of Sale” shall have the meaning set forth in Section 2.2.1.

“Business Day” means any day other than a Saturday, a Sunday or other day on which banks are required or authorized by Applicable Law to be closed in Boston, Massachusetts.

“Cap” shall have the meaning set out in Section 7.6.2.

“Change of Recommendation” shall have the meaning set forth in Section 5.10.4.2.

“Claim Certificate” shall have the meaning set out in Section 7.10.1.

“Claim Notice” shall have the meaning set out in Section 7.8.

“Clinical Study” means a research study in which one or more human subjects are prospectively assigned to one or more interventions (which may include placebo or other control) to evaluate the effects of the interventions on biomedical or behavioral health-related outcomes, and that, as required under Applicable Laws, has been authorized by a Government Entity and, if applicable, approved by an institutional review board or independent ethics committee. Clinical Studies includes Phase 1 Clinical Studies, Phase 2 Clinical Studies, Phase 3 Clinical Studies and Registrational Clinical Studies.

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means Seller’s common stock, par value $0.001 per share.

“Competing Business” means mechanically opening cells for the intracellular delivery of cargo.

“Contracts” means all contracts, agreements, leases, instruments and other legally binding documents, whether written or oral, including all amendments thereto, to which a Person is a party or by which it or any Transferred Asset is or are bound.

“Contributor” shall have the meaning set forth in Section 3.13.7.

“Contributor Intellectual Property Assignment Agreement” shall have the meaning set forth in Section 3.13.7.

“Copyrights” means all copyrights, copyrightable works and mask works (including all applications and registrations for each of the foregoing and including all unregistered copyrights), and all other rights corresponding thereto throughout the world, including economic rights in copyrights.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains, sequences and variants), including any intensification, resurgence or any evolutions, variants or mutations thereof, and/or related, associated or other epidemics, pandemics, disease outbreaks or public health emergencies.

“Deductible” shall have the meaning set out in Section 7.6.1.

“DGCL” shall have the meaning set forth in Section 5.11.2.

“Disclosure Schedules” shall have the meaning set forth in Article 3.

“Effective Time” shall have the meaning set forth in Section 2.1.

“Employee Plans” means, collectively, any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related options or awards, pension, retirement benefits, provident fund benefits, profit-sharing, savings, disability benefits, medical insurance, dental insurance, health insurance, life insurance, death benefit, other insurance, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including, but not limited to, each “employee benefit plan”, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (United States) or similar provisions of Applicable Law, which is or has been maintained, contributed to, or required to be contributed to, by Seller for the benefit of any current or former employee, director, advisor, contractor or consultant, or for which Seller has any Liability.

“End Date” shall have the meaning set forth in Section 5.10.2.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

“Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended.

“Excluded Assets” shall have the meaning set forth in Section 1.2.

“Excluded Liabilities” shall have the meaning set forth in Section 1.3.2.

“FDA” means US Food and Drug Administration and any foreign equivalent.

“FDCA” shall mean the US Food, Drug and Cosmetics Act.

“Financial Statements” shall have the meaning set forth in Section 3.4.

“GAAP” means the generally accepted accounting principles in the United States as in effect from time to time.

“Government Authorization” means any (a) consent, license, registration, permit authorizations and/or approvals issued, granted, given, or otherwise made available by or under the authority of any Government Entity (including premarket approval applications, premarket notifications, investigational new drug exemptions, investigational device exemptions, manufacturing approvals or authorizations, CE marks, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) that are held by Seller for the testing, manufacture, distribution, marketing, storage, transportation, use and sale of any Seller Product; or (b) right under any Contract with any Government Entity. “Government Authorization(s)” includes the INDs.

“Government Entity” means individually, and “Government Entities” means collectively: (a) government of any country or any subdivision of other government of any country, including any federal, state, local, municipal, foreign, or multinational governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal, or other entity exercising governmental powers); (b) any body entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or tax authority or power, whether local, national, or international. “Government Entity” includes the FDA and any foreign equivalents.

“HPV Studies” means the Clinical Studies for SQZ-PMBC-HPV, SQZ-eAPC-HPV and SQZ-AAC-HPV.

“IND” means an Investigational New Drug application as defined in the FDCA and applicable regulations promulgated by the FDA, or the equivalent application to the equivalent agency in any other country or group of countries.

“Indemnified Person” and “Indemnified Persons” shall have the meaning set out in Section 7.2.

“Indemnifying Person” shall have the meaning set out in Section 7.7.1.

“Intellectual Property” means any and all of the following in any country: (a)(i) Patents, (ii) Trademarks, (iii) Net Names, (iv) Copyrights, (v) Trade Secrets, (vi) Government Authorizations and all applications for and correspondence in respect of same, (vii) customer lists, (viii) records in any detail or form (ix) Software, and (x) other intellectual property rights, including design rights (whether or not appropriate steps have been taken to protect such rights under Applicable Law) and (xi) claims and causes of action with respect to such Intellectual Property, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof; and (b) the right (whether under Applicable Law, by contract or otherwise) to use, practice or otherwise exploit any of the foregoing arising from any of the rights referred to in any of paragraphs (a)(i) to (a)(xi).

“Interim Balance Sheet” shall have the meaning set forth in Section 3.4.

“Interim Balance Sheet Date” shall have the meaning set forth in Section 3.4.

“Intervening Event” shall have the meaning set forth in Section 5.10.4.3.1.

“IP Assignments” shall have the meaning set forth in Section 2.2.2.

“Knowledge” means (a) the actual knowledge of such Person, and (b) the knowledge that should have been acquired by such Person after reasonable inquiry. “Knowledge” as it applies to Seller means the Knowledge, at the time of execution of this Agreement, of Howard Bernstein and Lawrence Knopf.

“Laboratory Study” means any in vivo or in vitro experiment in which a “test article”, as such term is defined under the Federal Food, Drug, and Cosmetic Act (United States) and its implementing regulations promulgated by FDA, is studied prospectively in test systems under laboratory conditions to determine its safety or any experiment involving the prospective study of a “test article” in any animal. The term does not include studies utilizing human subjects or Clinical Studies. The term does not include basic exploratory studies carried out to determine whether a test article has any potential utility or to determine physical or chemical characteristics of a test article.

“Liability” or “Liabilities” means any liability, Tax, penalty, assessment, fine, claim, fee, commitment, debt, claim, demand, cost, expense or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and due or to become due).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, lien, encumbrance, claim, condition, infringement, interference, option, right of first refusal, right of first negotiation, or any other lien, encumbrance or restriction of any nature, including a restriction on the exercise of any attribute of ownership except for any restrictions arising under applicable securities laws.

“Loss” (individually) or “Losses” (collectively) means all damages, losses, costs, Taxes, penalties, fines, fees, judgments, assessments and expenses incurred by an Indemnified Person.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect” and, collectively, “Effects”) that has, or could reasonably be expected to have, a material adverse effect on the financial condition or results of operations or the value of the Transferred Assets, taken as a whole; provided, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) Effects arising from or relating to general business or economic conditions, whether or not affecting the industries in which the Transferred Assets relate; (b) Effects arising from or relating to national or international political or social conditions, including the engagement by the United States or any other country in hostilities, or the escalation thereof, and the occurrence of any military or terrorist attack (including any cyberattack or cyberterrorism) on the United States or any other country or jurisdiction; (c) Effects arising from or relating to any changes in financial, banking, securities, or commodities markets, including any disruptions thereof and any changes in any prices therein; (d) changes in, or changes in interpretations of, GAAP or other applicable accounting rules, regulations, or pronouncements, and any Effects to the extent arising therefrom or related thereto; (e) changes in, or changes in interpretations of, Applicable Law after the date hereof; (f) the announcement or pendency of the transactions contemplated herein, and any Effects arising therefrom or related thereto; (g) any action taken or omitted to be taken in compliance with this Agreement by any Person, and any Effects arising therefrom; (h) Effects arising from or relating to any violation or breach by Purchaser of any representation or warranty of Purchaser contained in this Agreement; and (i) Effects arising from or relating to the ongoing winding up of Seller’s business to the extent not a breach of Seller’s obligations under this Agreement, except to the extent, in the case of the foregoing clauses (a) through (d), such Effects referred to therein have a disproportionate impact on Seller’s business, taken as a whole, relative to the industry in which Seller’s business competes; provided, that the Effects set forth in the foregoing clauses (a) through (i) shall only be taken into account in determining whether there has been a Material Adverse Effect solely to the extent that such Effects arise from or relate to the subject matter of such clauses, as applicable.

“Microfluidic Chip” shall mean all microfluidic chips proprietary to SQZ and is configured and dimensioned to be used in connection with the SQZ Platform and which has channels capable of constricting cells to enable a cargo to be delivered into the cells. “Microfluidic Chip” includes all research chips, and all generations of high throughput chips.

“MIT” shall have the meaning set forth in Section 1.1.2.

“MIT Agreement” shall have the meaning set forth in Section 1.1.2.

“MIT Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.2.5.

“Net Names” means rights in internet websites, domain names, uniform resource locators (URLs) and other names and locators associated with the Internet, including all applications and registrations thereof and rights in social media accounts, names, tags and keywords.

“Non-Clinical Study” or “Non-Clinical Studies” means a study or studies other than a Laboratory Study intended to generate data required to be carried out in order to support the grant of a Government Authorization to commence a Clinical Study, including toxicology, pharmacokinetics, drug metabolism and pharmacology studies.

“Order” means any order, injunction, judgment, decree, ruling, injunction, award or writ of any Government Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct of such Person’s business that is consistent in all material respects with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such Person.

“Organizational Documents” means the articles or certificate of incorporation or organization, bylaws, limited liability company agreement, partnership agreement or other governing documents of an entity.

“Outside Date” shall have the meaning set forth in Section 10.3.1.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Patents” means all issued patents (including utility and design patents) and pending patent applications (including invention disclosures, records of invention, certificates of invention and applications for certificates of inventions and priority rights) filed with any Registration Office, including all non-provisional and provisional patent applications, substitutions, continuations, continuations-in-part, divisions, renewals, revivals, reissues, re-examinations and extensions thereof.

“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges or levies in each case that are not yet due and payable or that are being contested in good faith and by appropriate Proceedings and for which the adequate reserves have been established to the extent required in accordance with GAAP, (b) Liens of carriers, warehousemen, mechanics, and materialmen and other like Liens arising in the Ordinary Course of Business (provided lien statements have not been filed or such Liens otherwise perfected, and which are not, individually or in the aggregate, material to the Transferred Assets), (c) statutory Liens in favor of lessors arising in connection with any property leased to Seller, (d) Liens disclosed in the Financial Statements, (e) pledges or deposits to secure obligations under workers’ compensation or other similar Applicable Laws or to secure public or statutory obligations, (f) pledges and deposits to secure the performance of bids, trade Contracts, leases, surety and appeal bonds, performance bonds, and other similar obligations, (g) non-exclusive licenses of Intellectual Property in the ordinary course, (h) all zoning, entitlement, building, subdivision and other land use regulations by any Government Entity which are not violated in any material respect by the current operation of Seller’s business, (i) Liens which are to be released in connection with the transactions contemplated by this Agreement and the Transaction Documents (but only to the extent such Liens are actually released at Closing), (j) contractual and statutory landlord’s liens not created by Seller that affect the underlying fee interest of any real property in which Seller has rights but does not own, (k) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (l) defects, irregularities or imperfections of title and other Liens which, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or Government Entity.

“Pre-Closing Period” means the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article 10 or the Closing.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Proceeding” means any action, arbitration, claim, mediation, audit, hearing, investigation, litigation, or suit (in each case, whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before any Government Entity or arbitrator.

“Proxy Statement” shall have the meaning set forth in Section 5.11.1.

“Purchase Price” means USD $11,800,000.

“Purchaser” shall have the meaning set forth in the Preamble hereto.

“Purchaser Group” shall have the meaning set forth in Section 5.1.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium.

“Registered Intellectual Property” means all Intellectual Property for which registrations have been obtained or applications for registration have been filed with a Registration Office.

“Registration Office” means, collectively, the United States Patent and Trademark Office and equivalent foreign patent, trademark, copyright offices or other Government Entity.

“Representative” means, with respect to a particular Person, includes any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, or legal counsel of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the Preamble hereto.

“Seller Board” means the board of directors of Seller.

“Seller Board Recommendation” shall have the meaning set forth in Section 5.11.1.

“Seller Business” means the operation of the business of Seller as currently conducted.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3(a) and (b), the first sentence of Section 3.5 and Section 3.14 of this Agreement.

“Seller Intellectual Property” means the Seller Owned Intellectual Property and the Seller Licensed Intellectual Property.

“Seller Licensed Intellectual Property” means Intellectual Property that is licensed to Seller under the MIT Agreement, and includes any Intellectual Property rights in the Seller Technology licensed to Seller under the MIT Agreement.

“Seller Owned Intellectual Property” means (i) Intellectual Property solely owned by Seller or that is purported by Seller to be solely owned by Seller and (ii) Intellectual Property in which Seller has any joint ownership interest or in which Seller purports to have any joint ownership interest; in each case, including any Intellectual Property rights in the Seller Technology owned by Seller.

“Seller Product(s)” means the SQZ Platform including the Microfluidic Chips, the SQZ Therapeutic Product(s) and all other product(s) under development, manufactured, made available, marketed, distributed, supported, sold, leased, imported for resale or licensed out by or on behalf of Seller.

“Seller Registered Intellectual Property” means any Patents and Trademarks that are Registered Intellectual Property and included in the Seller Owned Intellectual Property.

“Seller Service(s)” means each service offered or provided by Seller on or before the Closing Date.

“Seller Technology” means all Technology owned by or licensed to Seller or purported to be owned by or licensed to Seller that is, as of the date hereof, used by or on behalf of Seller in the manufacture and sale of Seller Products and the performance of Seller Services, including (i) the items set out in Section 1.1.3 and (ii) compositions of Seller Products and designs or part information of the SQZ Platform.

“Shareholder Approval” means the authorization of the transactions contemplated by this Agreement at the Shareholder Meeting by the affirmative vote of the holders of at least two-thirds of the voting power of the issued and outstanding Common Stock voting as a single class in accordance with the provisions of Seller’s Organizational Documents as in effect on the record date for such vote.

“Shareholder Meeting” shall have the meaning set forth in Section 5.11.2.

“Software” means computer programs, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof primarily related to the SQZ Platform.

“Straddle Period” means any tax period beginning before or on, and ending after, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than equity securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of Seller.

“SQZ Clinical Product(s)” means SQZ-PMBC-HPV 101, SQZ-eAPC-HPV and SQZ-AAC-HPV.

“SQZ Platform” shall mean all tangible equipment, technology and reagents that are necessary or useful for the delivery of any cargo into cells in conjunction with the Microfluidic Chip, including the Microfluidic Chips. “SQZ Platform” includes all versions and variations of the SQZ Platform, including the SQZ Platform for cGMP use, the Single Use Disposable Cell Squeeze Kit, and each element or component of the SQZ Platform, including disposables, kits, reagents, bags, reservoirs, filters, connections, housings for holding Microfluidic Chips and cartridges for holding Microfluidic Chips in parallel.

“SQZ Therapeutic Product(s)” means any product or product candidate developed or made using the SQZ Platform.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Seller Board determines in its good faith judgment after consultation with outside legal counsel and Seller’s financial advisor (a) would, if consummated, result in a transaction more favorable to Seller from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement contemplated by Section 5.10.4), and (b) would, if accepted, be reasonably likely to be consummated in accordance with its terms, taking into account such factors as the Seller Board considers in good faith to be appropriate; provided, however, that for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “50%”.

“Survival Period” means the date which is the earlier of (i) the date that is 12 months following the Closing Date and (ii) the date on which Seller files a certificate of dissolution or similar instrument with the Secretary of State of the State of Delaware.

“Tax” or “Taxes” means and U.S. federal, state, local or non-U.S. income, sales and use, excise, franchise, real or personal property, gross receipt, capital stock, occupation, disability, employment, payroll, severance, or commercial activity or other similar tax imposed by any Government Entity, and any interest or penalties thereto.

“Tax Authority” means any Government Entity having authority to monitor, oversee, impose, determine, or collect any Tax.

“Tax Return” means any return, report, statement, claim for refund, form, declaration, information return or other document with respect to Taxes filed or required to be filed with any Tax Authority with respect to Taxes, including any schedule and attachment and amendments or supplements thereof.

“Technology” means (a) proprietary information or materials, including Records, improvements, modifications, techniques, assays, processes, methods, utilities, formulations, compositions of matter, articles of manufacture, materials (including chemical or biological materials), creation, discovery or findings, designs, protocols, formulas, data (including physical data, chemical data, toxicology data; animal data, raw data, clinical data, and analytical and quality control data), dosage regimens, control assays, product specifications, marketing, pricing and service costs, algorithms, technology, forecasts, profiles, strategies, plans, results in any form whatsoever, know-how, and Trade Secrets (in each case, whether or not patentable, copyrightable, or otherwise protectable), (b) any physical embodiments of any of the foregoing, and (c) all works of authorship (including Software, firmware and middleware in source code and executable code form, architecture, databases and the contents thereof, plugins, libraries, APIs, interfaces, algorithms, models, reference designs, and related documentation).

“Termination Fee” shall have the meaning set forth in Section 10.6.3.

“Third Party” means a Person that is not a party to this Agreement.

“Third-Party Claim” shall have the meaning set out in Section 7.7.1.

“Third-Party Claim Notice” shall have the meaning set out in Section 7.7.1.

“Trade Secrets” means all know-how and all proprietary, confidential and non-public information, however documented, which constitute trade secrets within the meaning of Applicable Law.

“Trademarks” means all (i) registered and unregistered trademarks, service marks, logos, trade dress, trade names, slogans, other similar designations of source or origin (including all applications and registrations for each of the foregoing), and (ii) all goodwill associated with or symbolized by any of the foregoing.

“Transaction” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transaction Documents” means any ancillary agreements or documents entered into in connection with this Agreement, including the Bill of Sale, the IP Assignments, and the MIT Assignment and Assumption Agreement.

“Transfer Taxes” shall have the meaning set forth in Section 5.5.

“Transferred Assets” shall have the meaning set forth in Section 1.1.

“Transferred Contracts” shall have the meaning set forth in Section 1.1.2.

“Transferred Intellectual Property” means the Seller Intellectual Property.

“Transferred Personal Property” shall have the meaning set forth in Section 1.1.1.

EXHIBIT A

Form of MIT Assignment and Assumption Agreement

EXHIBIT B

Form of MIT Amendment

Schedule 1.1.1

Transferred Personal Property

Schedule 1.2.5

Consultants

Schedule 1.4

Allocation Methodology